                                        Filed Pursuant to Rule 424(b)(4)
                                              Registration No. 333-08383



PROSPECTUS

                                 142,918 SHARES

                                   CYMER, INC.
                              --------------------

                                  COMMON STOCK
                                ($.001 PAR VALUE)

                   -------------------------------------------

      This Prospectus relates to the public offering, which is not being underwritten, of shares of the common stock ("Common Stock") of Cymer, Inc., a Nevada corporation (together with its consolidated subsidiaries, "Cymer" or the "Company") offered from time to time by any or all of the Selling Stockholders named herein (the "Selling Shareholders") for their own benefit. It is anticipated that the Selling Stockholders will generally offer shares of Common Stock for sale at prevailing prices in the over-the-counter market on the date of sale. The Company will receive no part of the proceeds of sales made hereunder. Of the 142, 918 shares of Common Stock to which this Prospectus relates, 129,926 shares were acquired by the Selling Stockholders in May and June 1996 upon exercise of certain warrants and 12,992 shares may be issued to the Selling Stockholders upon exercise of outstanding warrants. All expenses of registration incurred in connection with this offering, are being borne by the Company. None of the shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

      The Common Stock of the Company is traded in the over-the-counter market on the NASDAQ National Market System. On April 2, 1997, the closing price of the Company's Common Stock was $36 7/8 (NASDAQ Symbol: CYMI).

      SEE "RISK FACTORS" COMMENCING ON PAGE 4 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

      Each Selling Stockholder and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act. Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

                   -------------------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                   -------------------------------------------

                 The date of this Prospectus is April 11, 1997.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           ---------------------------

                                TABLE OF CONTENTS
                                                                                           Page
                                                                                           ----
Prospectus Summary........................................................................   3
Risk Factors..............................................................................   4
Use of Proceeds...........................................................................  13
Dividend Policy...........................................................................  13
Price Range of Common Stock...............................................................  13
Selected Consolidated Financial Data......................................................  14
Management's Discussion and Analysis of Financial Condition and Results of Operations.....  15
Business..................................................................................  20
Management................................................................................  29
Certain Transactions......................................................................  35
Principal and Selling Stockholders........................................................  37
Description of Capital Stock..............................................................  39
Plan of Distribution......................................................................  40
Legal Matters.............................................................................  41
Experts...................................................................................  41
Additional Information....................................................................  41
Index to Consolidated Financial Statements................................................ F-1

                              ---------------------

      The Company intends to furnish its stockholders annual reports containing consolidated financial statements audited by its independent auditors, and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

                              ---------------------

      Cymer and the Cymer logo are registered trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.


                                   THE COMPANY


      The Company was incorporated in Nevada in 1996. The Company's predecessor, Cymer Laser Technologies, was incorporated in California in 1986 and was reincorporated in Nevada in 1996. The Company's principal offices are located at 16750 Via Del Campo Court, San Diego, California 92127, and it telephone number at that location is (619) 451-7300. Unless the context otherwise requires, the terms "Cymer" and the "Company" as used in this Prospectus refer to Cymer, Inc. and Cymer, Inc.'s wholly-owned subsidiary, Cymer Japan, Inc.



                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)

                                                                   YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------
                                                    1992        1993         1994        1995        1996
                                                 ----------  ----------   ----------  ----------  ----------

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues.................................  $   9,131    $  5,699     $  8,921    $ 18,820    $ 64,995
Operating income (loss)........................     (1,117)     (2,696)      (1,788)        346       7,884
Net income (loss)..............................     (1,268)     (2,924)      (2,045)         69       6,510
Primary earnings (loss) per share (1)..........                                                    $   0.58
Weighted average common and
  common equivalent shares outstanding(1)......                                                      11,210

                                                               DECEMBER 31, 1996
                                                             ---------------------

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents......................................        55,405
Working capital................................................        84,743
Total assets...................................................       129,467
Total debt.....................................................         2,217
Stockholders' equity ..........................................        98,820

------------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing earnings per share for 1996.

                                  RISK FACTORS

      This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

      Likely Fluctuations in Operating Results. The Company's operating results have in the past fluctuated and are likely in the future to fluctuate significantly depending upon a variety of factors. Such factors may include: the demand for semiconductors in general and, in particular, for leading edge devices with smaller circuit geometries; cyclicality in the market for semiconductor manufacturing equipment; the timing and size of orders from the Company's small base of customers; the ability of the Company to manufacture, test and deliver laser systems in a timely and cost effective manner; the ability of the Company's competitors to obtain orders from the Company's customers; the timing of new product announcements and releases by the Company and its competitors; the entry of new competitors into the market for DUV photolithography illumination sources; the ability of the Company to manage its costs as it begins to supply its products in volume; and the Company's ability to manage effectively its exposure to foreign currency exchange rate fluctuations, principally with respect to the yen (in which sales by the Company's Japanese subsidiary are denominated).

      The Company has historically derived a substantial portion of its quarterly and annual revenues from the sale of a relatively small number of systems, which are priced at up to $450,000. As a result, the precise timing of the recognition of revenue from an order for one or a small number of systems can have a significant impact on the Company's total revenues and operating results for a particular period. The Company's operating results for a particular period could be adversely affected if orders for a small number of systems, or even one system, are canceled or rescheduled by customers or cannot be filled in time to recognize revenue during that period due to, for example, unanticipated manufacturing, testing, shipping or product acceptance delays. The Company had a backlog of orders at December 31, 1996 of approximately $98 million for shipment during the next 12 months. However, customers may cancel or delay orders with little or no penalty, and because of the Company's limited experience in producing lasers in volume, there can be no assurance that the Company will recognize revenue on any significant portion of this backlog. The Company's expense levels are based, in large part, on the Company's expectations as to future revenues and are, therefore, relatively fixed in the short term. If revenue levels fall below expectations, net income will be disproportionately and adversely affected. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecast with any degree of certainty.

      The Company believes that semiconductor manufacturers are currently developing capability for pilot production of 0.25um devices. The Company also believes that demand for its excimer lasers for DUV photolithography tools is currently being driven by the efforts to develop such capability. Once semiconductor manufacturers have acquired such capability, the company believes that they will not invest in DUV photolithography tools to expand their capacity to manufacture 0.25um devices until such time as their sales forecasts justify such investment. As a result, the Company believes that once current demand is satisfied, the Company's revenues could flatten or even decline in future periods before resuming growth in response to future demand, if any. Accordingly, the Company currently expects that demand for its DUV excimer lasers, and thus its revenues, may decrease in the second half of 1997, as compared to the first half of 1997.

      Recently, the Company has significantly increased the scale of its operations and its manufacturing capacity, including hiring additional personnel and substantially increasing the number of systems in production. This expansion has resulted in higher materials and work-in-process inventory levels and significantly higher operating expenses, and has required the Company to implement a variety of new systems, procedures and controls. Based on its backlog of orders at December 31, 1996, the Company expects to continue to increase its inventories and operating expenses. If orders received by the Company do not result in sales, or if the Company is unable to sustain its revenues at anticipated levels, the Company's operating results would be materially adversely affected.

      Due to the foregoing factors, as well as other unanticipated factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would be materially adversely affected.

      History of Losses; Unpredictability of Future Operating Results. The Company was founded in 1986 and shipped its first prototype laser system in 1988. Although the Company's revenues have increased over the last three years and each of the last eight quarters, the Company has incurred annual operating losses from inception through 1994 and incurred an operating loss in the quarters ended March 31, 1995 and 1996. There can be no assurance that the Company's revenues will grow or be sustained in future periods or that the Company will be profitable in any future period. The Company's history of annual and quarterly operating losses, its substantial expansion in manufacturing capacity, its limited experience in supplying products in volume and the difficulty of predicting the demand for its products, among other factors, make the prediction of future operating results difficult if not impossible.

      Risks Associated with Rapid and Substantial Manufacturing Expansion. To meet current and anticipated demand for its products, the Company must continue to increase the rate by which it manufactures and tests its photolithography laser systems. This increase would follow a nearly seven-fold increase in the manufacturing rate from December 1995 to December 1996. The Company is currently unable to manufacture and test its photolithography laser systems fast enough to fill orders and is behind on its delivery schedules. While the Company is not aware of any order cancellations as a result of these delays, such delays, if they continue or recur, increase the risk that customers will cancel orders and seek to meet all or a portion of their needs for illumination sources from the Company's competitors. The Company is also increasingly relying on outside suppliers for the manufacture of various components and subassemblies used in its products and is dependent upon these suppliers to meet the Company's manufacturing schedules. The failure by one or more of these suppliers to supply the Company on a timely basis with sufficient quantities of components or subassemblies that perform to the Company's specifications could affect the Company's ability to deliver completed lasers to its customers on schedule. Additionally, the Company may underestimate the costs required to increase its manufacturing capacity, which may materially adversely affect the Company's results of operations.

      In addition to increasing manufacturing capacity at its facilities in San Diego, California, the Company is also seeking to qualify Seiko Instruments, Inc. ("Seiko") of Japan as a contract manufacturer of its photolithography lasers. While Seiko began limited production of lasers for the Company in 1996, there can be no assurance that Seiko will be successfully qualified and commence production on schedule. The failure of Seiko to be so qualified or to commence production on schedule could have a material adverse effect on the Company's business, financial condition and results of operations.

      Seiko has been advised by Komatsu, Ltd. ("Komatsu"), a competitor of the Company, that certain aspects of the Company's lasers might infringe a patent that has been issued to Komatsu in Japan and that Komatsu intends to enforce its rights under that patent against Seiko if Seiko engages in manufacturing activities for the Company. Cymer has been advised by its patent counsel that in the opinion of such firm the Company's products do not infringe any valid claims included in the Komatsu patent. In the event that, notwithstanding its manufacturing agreement with the Company, Seiko should determine not to commence or continue manufacturing the Company's products until resolution of the matter with Komatsu, the Company's ability to meet the anticipated demand for its products could be materially adversely affected.

      Dependence on Key Suppliers. Certain of the components and subassemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. In particular, there are no alternative sources for certain of the components and subassemblies, including certain optical components and pre-ionizer tubes used in the Company's lasers. In addition, the Company is increasingly outsourcing the manufacture of various subassemblies. Although to date the Company has been able to obtain adequate supplies of its components and subassemblies in a timely manner from existing sources, the Company has only recently commenced volume production of its laser systems. The Company believes that its recent manufacturing expansion has significantly strained the production capacity of certain key suppliers, including suppliers of optical components and pre-ionizer tubes. If the Company is unable to obtain sufficient quantities of components or subassemblies, or if such items do not meet the Company's quality standards, delays or reductions in product shipments could occur which would have a material adverse effect on the Company's business, financial condition and results of operations.

      Dependence on Single Product Line. The Company's only product line is excimer lasers, the primary market for which is for use in DUV photolithography equipment for manufacturing deep-submicron semiconductor devices. Demand for the Company's products will depend in part on the rate at which semiconductor manufacturers adopt excimer lasers as the illumination source for their photolithography tools. Impediments to such adoption include a shortage of engineers with experience implementing, utilizing and maintaining DUV photolithography systems that incorporate excimer laser illumination sources, instability of photoresists used in DUV photolithography and a shortage of specialized glass used in DUV optics. There can be no assurance that such impediments can or will be overcome, and, in any event, such impediments may materially reduce the demand for the Company's products. In addition, to the extent that such manufacturers are able to produce semiconductors with smaller critical feature sizes by extending the performance capabilities of mercury lamp illumination sources used in existing i-line or DUV photolithography tools, the demand for the Company's products would also be materially reduced. Further, if the Company's customers experience reduced demand for DUV photolithography tools, or if the Company's competitors are successful in obtaining significant orders from such customers, the Company's results of operations would be materially adversely affected.

      Risk of Excessive Inventory Buildups by Photolithography Tool Manufacturers. Substantially all of the Company's customers are photolithography tool manufacturers, which in turn sell their systems to semiconductor manufacturers. Over the past year, the Company's customers have substantially increased their forecasted shipments of DUV photolithography tools. The Company believes that the increase in demand for DUV photolithography tools coupled with the dependence of the manufacturers of these tools on a limited number of laser suppliers may have caused a degree of over-ordering of the Company's products. The Company is working with its customers to better understand end user demand for DUV photolithography tools. However, there can be no assurance that the Company will be successful in this regard, or that is customers will not build excessive laser inventories. Excessive customer laser inventories could result in a material decline in the Company's revenues and operating results in future periods as such inventories are brought into balance.

      Limited Production Use of Excimer Lasers. The Company first shipped its lasers for photolithography applications in 1988. The Company is not aware of any semiconductor manufacturer using the Company's laser for volume production of semiconductor devices. There can be no assurance that the Company's products will meet production specifications when subjected to prolonged and intense use in volume production in semiconductor manufacturing processes. If any semiconductor manufacturer is not able to successfully achieve volume production using the Company's lasers, the Company's reputation with semiconductor manufacturers or the limited number of photolithography tool manufacturers could be damaged, which would have a material adverse effect on the Company's business, financial condition and results of operations.

      Dependence on Small Number of Customers. The Company's primary customer base is composed of a small number of manufacturers of DUV photolithography tools. Four large firms, ASM Lithography, Canon, Nikon and SVG Lithography (a subsidiary of Silicon Valley Group, Inc.), dominate the photolithography tool business and collectively accounted for approximately 65% and 90% of the Company's total revenues in 1995 and 1996, respectively. Sales to ASM Lithography, Canon, Nikon and SVG Lithography accounted for approximately 19%, 30%, 31% and 10%, respectively, of total revenues in 1996 and 18%, 19%, 27%and 1%, respectively, of total revenues in 1995. The Company expects that sales of its systems to these customers will continue to account for substantially all of its revenues in the foreseeable future. None of the Company's customers is obligated to purchase a minimum number of the Company's products. Loss of any significant business from any one of these customers or a significant reduction in orders from any one of these customers, including reductions caused by changes in a customer's competitive position, a decision to purchase illumination sources from other suppliers or economic conditions in the semiconductor and photolithography tool industries, would have a material adverse effect on the Company's business, financial condition and results of operations.

      Need to Manage a Changing Business. The Company recently has dramatically expanded the scope of its operations and the number of employees inmost of its functional areas. For example, the Company increased the number of its employees from 136 to 336 between December 31, 1995 and 1996. The Company also substantially increased its manufacturing capacity during that period and installed a new management information system. If demand for the Company's products continues to grow, the Company will be required to continue this expansion. The management of such growth, if such growth occurs, will require the Company to continue to improve and expand its management, operational and financial systems, procedures and controls, including accounting and other internal management systems, procedures and control, delivery and field service and customer support capabilities. The Company will also be required to manage effectively its expanding international operations, effect timely deliveries of its products or maintain the product quality and reliability required by its customers. The Company has experienced, and may continue to experience, delays in deliveries to customers as a result of its inability to increase its manufacturing capacity fast enough to meet demand. Any failure to manage the Company's growth, if such growth occurs, would materially adversely effect the Company's financial condition and results of operations.

      Balanced Production between Systems and Replacement Parts. The Company expects that the demand for replacement parts and component modules will increase as the installed base of lasers increases. As a result, the Company will be required to rapidly expand its production of component modules, which are also required for new laser systems.

      Because the Company prioritizes the reliable operation of its installed units at semiconductor manufacturers above all other requirements, the failure to rapidly expand the production of component modules could necessitate the delay in shipment of new laser systems as component modules would be utilized first to support existing systems in the field. Such delays in system shipments could have a material adverse effect on the Company's business, financial condition and results of operations.

      Need to Expand Field Service and Support Organization. The Company believes that the need to provide fast and responsive service to the semiconductor manufacturers using its lasers is critical and that it will not be able to depend solely on its customers to provide this specialized service. Therefore, the Company believes it is essential to establish, through trained third-party sources or through its own personnel, a rapid response capability to service its lasers throughout the world. Accordingly, the Company intends to expand its direct support infrastructure in Japan and Europe, expand its field service and support in Korea through an independent firm, and establish a joint service and support capability with an independent firm to serve Taiwan and Southeast Asia. The establishment of these activities will entail recruiting and training qualified personnel, identifying qualified independent firms and building effective and highly trained organizations that can provide service to customers in various countries in their assigned regions. There can be no assurance that the Company will be able to attract qualified personnel to establish these operations successfully or that the costs of such operations will not be excessive. A failure to implement this plan effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

      Dependence on Semiconductor Industry. Substantially all of the Company's revenues are derived from photolithography tool manufacturers that in turn depend on the demand for their products from semiconductor manufacturers. Semiconductor manufacturers correspondingly depend on the demand from manufacturers of end-products or systems that use semiconductors. The semiconductor industry is highly cyclical and has historically experienced periodic and significant downturns, which often have had a severe effect on the demand for semiconductor manufacturing equipment, including photolithography tools. The Company believes that downturns in the semiconductor manufacturing industry will occur in the future, and will result in decreased demand for semiconductor manufacturing equipment. In addition, the Company believes that its ability to reduce expenses in a future downturn will be constrained by the need for continual investment in research and development, and the need to maintain extensive ongoing customer service and support capability. Accordingly, any downturn in the semiconductor industry could have a material adverse effect on the Company's business, financial condition and results of operations.

      Competition. The Company currently has two significant competitors in the market for excimer laser systems for photolithography applications. Lambda-Physik R&D ("Lambda-Physik"), a German-based subsidiary of Coherent, Inc.("Coherent") and Komatsu, Ltd., located in Japan. Both of these companies are larger than the Company, have access to greater financial, technical and other resources than does the Company and are located in closer proximity to the Company's customers than is the Company. Although the Company believes that these competitors are not yet supplying excimer lasers in volume for photolithography applications, the Company believes that both companies are aggressively seeking to gain larger positions in this market. The Company believes that its customers have each purchased one or more products offered by these competitors and that its customers will consider further purchases, in part as a result of delays in deliveries by the Company in recent months as the Company has been seeking to expand its manufacturing capacity. The Company also believes that its customers are actively seeking a second source for excimer lasers. Furthermore, photolithography tool manufacturers may seek to develop or acquire the capability to manufacture internally their own excimer lasers. In the future, the Company will likely experience competition from other technologies, such as X-ray, electron beam and ion projection processes. To remain competitive, the Company believes that it will be required to manufacture and deliver products to customers on a timely basis and without significant defects and that it will also be required to maintain a high level of investment in research and development and in sales and marketing. There can be no assurance that the Company will have sufficient resources to continue to make the investments necessary to maintain its competitive position. In addition, the market for excimer lasers is still small and immature and there can be no assurance that larger competitors with substantially greater financial resources, including other manufacturers of industrial lasers, will not attempt to enter the market. There can be no assurance that the Company will remain competitive. A failure to remain competitive would have a material adverse effect on the Company's business, financial condition and results of operations.

      Rapid Technological Change; New Product Introductions. Semiconductor manufacturing equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part upon its ability to continue to enhance its excimer laser products and their process capabilities and to develop and manufacture new products with improved capabilities. In order to enhance and improve its products and develop new products, among other things, the Company must work closely with its customers, particularly in the product development stage, to integrate its lasers with its customer's photolithography tools. There can be no assurance that future technologies, such as X-ray, electron beam and ion projection processes, will not render the Company's excimer laser products obsolete or that the Company will be able to develop and introduce new products or enhancements to its existing products and processes in a timely manner that satisfy customer needs or achieve market acceptance. The failure to do so could materially adversely affect the Company's business, financial condition and results of operations.

      Uncertainty Regarding Patents and Protection of Proprietary Technology. The Company believes that the success of its business depends more on such factors as the technical expertise of its employees, as well as their innovative skills and marketing and customer relations ability, than on patents, copyrights, trade secrets and other intellectual property rights. Nevertheless, the success of the Company may depend in part on patents, and as of December 31, 1996, the Company owned 17 United States patents covering certain aspects of technology associated with excimer lasers which expire from January 2008 to December 2013 and had applied for 12 additional patents in the United States, two of which have been allowed. As of December 31, 1996, the Company had filed 57 patent applications in other countries. There can be no assurance that the Company's pending patent applications or any future applications will be approved, that any patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In this regard, due to cost constraints, the Company did not begin filing for patents in Japan or other countries with respect to inventions covered by its United States patents and patent applications until recently and has therefore lost the right to seek patent protection in those countries for certain of its inventions. Additionally, because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any such patents issued to the Company will adequately protect the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company.

      Others may have filed and in the future may file patent applications that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office that could result in substantial cost to the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company.

      The Company also relies upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

      The Company has in the past been, and may in the future be, notified that it may be infringing intellectual property rights possessed by third parties.

      In July 1996, the Company's prospective Japanese manufacturing partner, Seiko, was notified by Komatsu, one of the Company's competitors, that certain aspects of the Company's lasers might infringe certain claims furnished by Komatsu to Seiko that Komatsu advised Seiko were included in a patent application filed by Komatsu in Japan (the "Patent Claims"). Seiko in turn notified the Company of this claim. In connection with its manufacturing agreement with Seiko, the Company has agreed to indemnify Seiko against such claims under certain circumstances. A patent has now been issued by the Japanese Patent Office covering the Patent Claims and Komatsu has advised Seiko of its intention to enforce its rights under that patent against Seiko if Seiko engages in manufacturing activities for the Company. The Company has been advised by its patent counsel in this matter, Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, which is relying in part on the opinion of the Company's Japanese patent counsel, that in the opinion of such firm the Company's products do not infringe any valid Patent Claims. However, there can be no assurance that litigation will not ensue with respect to these claims or that the Company and Seiko would ultimately prevail in any such litigation.

      Any patent litigation would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that other infringement claims by third parties or other claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license will be available on reasonable terms or at all. The Company could decide, in the alternative to resort to litigation to challenge such claims or to design around the patented technology. Such actions could be costly and would divert the efforts and attention of the Company's management and technical personnel, which would materially adversely affect the Company's business, financial condition and results of operations.

      The Company has registered the trademark CYMER in the United States and certain other countries and is seeking additional registrations in certain countries. In Japan, the Company's application for registration was rejected on the grounds that it is similar to a trademark previously registered by a Japanese company for a broad range of products. The Company is seeking a partial nullification of the other registration with respect to laser devices and related components and does not believe that the holder of the other trademark is engaged in any business similar to that of the company. For this reason, the Company is continuing to use the trademark CYMER in Japan and believes that it will ultimately be permitted to register such mark for use with its products and that it is not infringing the other company's trademark. There can be no assurance that the Company will ultimately succeed in its efforts to register its trademark in Japan or that it will not be subjected to an action for trademark infringement, which could be costly to defend and, if successful, would require the Company to cease use of the mark and, potentially, to pay damages.

      Dependence on Key Personnel. The Company is highly dependent on the services of a number of key employees in various areas, including engineering, research and development, sales and marketing and manufacturing. In particular, there are a limited number of experts in excimer laser technology and competition for such personnel is intense. The Company has in the past experienced difficulty in hiring personnel, including experts in laser technology. The Company believes that, to a large extent, its future success will depend upon the continued services of its engineering, research and development, sales and marketing and manufacturing personnel and on its ability to attract and retain highly skilled personnel in each of these areas. The Company does not have employment agreements with any of its employees, and there is no assurance that the Company will be able to retain its key employees. The failure of the Company to hire and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

      Risks of International Sales and Operations. Approximately 54%, 69% and 81% of the Company's revenues in 1994, 1995 and 1996, respectively, were derived from customers located outside the United States. Because a significant majority of the Company's principal customers are located in other countries, the Company anticipates that international sales will continue to account for a significant portion of its revenues. In order to support its overseas customers, the Company maintains a subsidiary in Japan, is expanding its field service and support operations in Japan and Europe, is working with an independent firm to expand field service and support in Korea, is seeking to establish with an independent firm a joint field service and support capability to serve Taiwan and Southeast Asia, and is seeking to qualify Seiko as a manufacturer of its products in Japan. There can be no assurance that the Company will be able to manage these operations effectively or that the Company's investment in these activities will enable it to compete successfully in international markets or to meet the service and support needs of its customers. Additionally, a significant portion of the Company's sales and operations could be subject to certain risks, including tariffs and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibility of difficulty in accounts receivable collection. Further, while the Company has experienced no difficulty to date in complying with U.S. export controls, these rules could change in the future and make it more difficult or impossible for the Company to export its products to various countries. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

      The Company's results of operations are subject to fluctuations in the value of the Japanese yen against the U.S. dollar due to sales by the Company to its Japanese subsidiary being dominated in dollars, and sales by the subsidiary to customers in Japan being dominated in yen. The Company's subsidiary manages its exposure to such fluctuations by entering into foreign currency exchange contracts to hedge its purchase commitments. Although management will continue to monitor the Company's exposure to currency fluctuations, and, when appropriate, use financial hedging techniques to minimize the effect of these fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's results of operations or financial condition. In the future, the Company could be required to sell its products in other currencies, which would make the management of currency fluctuations more difficult and expose the Company to greater risks in this regard.

      The Company's products are subject to numerous foreign government standards and regulations that are continually being amended. Although the Company endeavors to meet foreign technical and regulatory standards, there can be no assurance that the Company's products will continue to comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards and regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

      Environmental and Other Government Regulations. Federal, state and local regulations impose various controls on the storage, handling, discharge and disposal of substances used in the Company's manufacturing process and on the facility leased by the Company. The Company believes that its activities conform to present governmental regulations applicable to its operations and its current facilities, including those related to environmental, land use, public utility utilization and fire code matters. There can be no assurance that such governmental regulations will not in the future impose the need for additional capital equipment or other process requirements upon the Company or restrict the Company's ability to expand its operations. The adoption of such measures or any failure by the company to comply with applicable environmental and land use regulations or to restrict the discharge or hazardous substances could subject the Company to future liability or could cause its manufacturing operations to be curtailed or suspended.

      Risks of Product Liability Claims. The Company faces a significant risk of exposure to product liability claims in the event that the use of its products results in personal injury or death, and there can be no assurance that the Company will not experience material product liability losses in the future. The Company maintains insurance against product liability claims in the amount of $5.0 million per occurrence and $6.0 million in the aggregate, but there can be no assurance that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities actually incurred. Also, in the event that any of the Company's products prove to be defective, the Company may be required to recall or redesign such products. A successful claim brought against the Company in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against the Company, could have a material adverse effect on the Company's business, financial condition and results of operations.

      Risks Associated with Customer-Funded Research and Development. The Company has in the past funded a significant portion of its research and development expenses from research and development revenues received from photolithography tool manufacturers and from SEMATECH, a semiconductor industry consortium, in connection with the design and development of specific products. The Company's staffing levels and other expenditures for research and development are, in part, determined by the level of funding that the Company expects to receive for specific projects. No assurance can be given that the Company will continue to generate research and development revenues to offset a sufficient portion of its production development costs. Any material cancellation of this funding or a failure to secure research and development funding commensurate with the Company's expectations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the recognition of research and development revenues is dependent on the company accomplishing certain research and development milestones. If such milestones are not achieved, the Company will not recognize the associated research and development revenues, which could have a material adverse effect on its business, financial condition and results of operations. Although the Company anticipates that it will continue to receive research and development revenues in the future, there can be no assurance that this level of support will be maintained at past levels, and the company believes that such revenues will constitute a decreasing percentage of its overall revenues. As a result, the Company may have to bear a greater proportion of the cost of design and development of its products which could have a material adverse effect on the Company's business, financial condition and results of operations.

      Although the Company's arrangements with photolithography tool manufacturers and SEMATECH seek to clarify the ownership of the intellectual property arising from research and development services performed by the Company, there can be no assurance that disputes over the ownership or rights to use or market such intellectual property will not arise between the Company and such parties. Any such dispute could result in restrictions on the Company's ability to market its products and could have a material adverse effect on the Company's business, financial condition and results of operations.

                                 USE OF PROCEEDS

      The Company will receive no part of the proceeds of sales made by the Selling Stockholders hereunder.


                                 DIVIDEND POLICY

      The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's bank lines of credit prohibit the payment of cash dividends without the bank's consent.


                           PRICE RANGE OF COMMON STOCK

      The Company's Common Stock is publicly traded over-the-counter on the Nasdaq National Market under the symbol CYMI. The following table lists the high and low closing sales prices of the Company's Common Stock since its initial public offering on September 18, 1996.


                                                              HIGH         LOW
Third quarter of 1996....................................   $17 3/4      $13 5/8
Fourth quarter of 1996...................................   $48 1/8      $15 3/4

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 1994, 1995, and 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, which have been audited by Deloitte & Touche LLP. The consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the consolidated balance sheet data at December 31, 1992, 1993, and 1994 are derived from consolidated financial statements not included in this Annual Report on Form 10-K, which have also been audited by Deloitte & Touche LLP. These historical results are not necessarily indicative of the results to be expected in the future.

                                                               YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------

                                                     1992        1993        1994        1995         1996
                                                   --------    --------    --------    --------     --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:               (in thousands, except per share data)
Revenues:
  Product sales.................................   $  7,423    $  3,393    $  7,705    $ 15,576     $ 62,510
  Other.........................................      1,708       2,306       1,216       3,244        2,485
                                                   --------    --------    --------    --------     --------
      Total revenues ...........................      9,131       5,699       8,921      18,820       64,995
                                                   --------    --------    --------    --------     --------
Costs and expenses:
  Cost of product sales.........................      4,404       2,726       4,797       8,786       35,583
  Research and development......................      2,673       2,733       3,283       6,154       11,742
  Sales and marketing...........................      2,182       2,154       1,780       2,353        5,516
  General and administrative....................        989         782         849       1,181        4,270
                                                   --------    --------    --------    --------     --------
       Total costs and expenses.................     10,248       8,395      10,709      18,474       57,111
                                                   --------    --------    --------    --------     --------
Operating income (loss).........................     (1,117)     (2,696)     (1,788)        346        7,884
Other income (expense)..........................        (51)         (7)       (199)       (241)        (183)
                                                   --------    --------    --------    --------     --------
Income (loss) before income taxes...............     (1,168)     (2,703)     (1,987)        105        7,701
Provision for income taxes......................        100         221          58          36        1,191
                                                   --------    --------    --------    --------     --------
Net income (loss)...............................   $ (1,268)   $ (2,924)   $ (2,045)   $     69     $  6,510
                                                   ========    ========    ========    ========     ========

Primary earnings per share(1)...................                                                    $   0.58
                                                                                                    ========
Weighted average common and common
   equivalent shares outstanding(1).............                                                      11,210
                                                                                                    ========

                                                                     DECEMBER 31,
                                                 ------------------------------------------------------

                                                   1992       1993        1994        1995       1996
                                                 --------   --------    --------    --------   --------
CONSOLIDATED BALANCE SHEET DATA:                               (IN THOUSANDS)
  Cash and cash equivalents...................  $ 1,537       $715       $2,326      $2,015     $55,405
  Working capital.............................    2,289       (122)      (1,557)      3,845      84,743
  Total assets................................    6,265      5,805        9,172      15,619     129,467
  Total debt..................................    1,026      2,717        6,879       4,164       2,217
  Redeemable convertible preferred stock......   12,889     12,989       19,290      28,409          --
  Stockholders' equity (deficit)..............   (8,947)   (11,828)     (19,752)    (21,830)     98,820

------------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing earnings per share for 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


      The Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below, under "Risk Factors" and elsewhere in this Prospectus.

RESULTS OF OPERATIONS

      The following table sets forth certain items in the Company's statements of operations as a percentage of total revenues for the periods indicated:

                                                                          YEARS ENDED DECEMBER 31,
                                                                ------------------------------------------

                                                                   1994            1995            1996
                                                                ----------      ----------      ----------
Revenues:
  Product sales                                                    86.4%           82.8%           96.2%
  Other                                                            13.6            17.2             3.8
                                                                  -----           -----           -----
    Total revenues                                                100.0           100.0           100.0
Cost and expenses:
  Cost of product sales                                            53.8            46.7            54.7
  Research and development                                         36.8            32.7            18.1
  Sales and marketing                                              20.0            12.5             8.5
  General and administrative                                        9.5             6.3             6.6
                                                                  -----           -----           -----
    Total costs and expenses                                      120.1            98.2            87.9
                                                                  -----           -----           -----
Operating income (loss)                                           (20.1)            1.8            12.1
Other income (expense) - net                                       (2.2)           (1.3)           (0.3)
                                                                  -----           -----           -----
Income (loss) before provision for income taxes                   (22.3)            0.5            11.8
Provision for income taxes                                          0.7             0.2             1.8
                                                                  -----           -----           -----
Net income (loss)                                                 (23.0)%          0.3%           10.0%
                                                                  =====           =====           =====
Gross margin on product sales                                      37.7%           43.6%           43.1%
                                                                  =====           =====           =====

YEARS ENDED DECEMBER 31, 1995 AND 1996

      Revenues. The Company's total revenues consist of product sales, which include sales of laser systems and spare parts and service and training, and other revenues, which primarily include revenue from funded development activities performed for customers and for SEMATECH. Revenue from product sales is generally recognized at the time of shipment unless customer agreements contain inspection or other conditions, in which case revenue is recognized at the time such conditions are satisfied. Funded development contracts are accounted for on the percentage-of-completion method based on the relationship of costs incurred to total estimated costs, after giving effect to estimates for costs to complete the development project.

      Product sales increased 301% from $15.6 million in 1995 to $62.5 million in 1996, primarily due to increased sales of DUV photolithography laser systems. A total of 145 laser systems were sold in 1996 compared to 34 laser systems in 1995. Funded development revenues decreased 23% from $3.2 million in 1995 to $2.5 million in 1996, primarily due to the completion in 1995 of a laser research project sponsored by SEMATECH.

      The Company's sales are generated primarily by shipments to customers in Japan, the Netherlands, and the United States. Approximately 54%, 69% and 81% of the Company's sales in 1994, 1995, and 1996, respectively, were derived from customers outside the United States. The Company maintains a wholly-owned Japanese subsidiary which sells to the Company's Japanese customers. Revenues from Japanese customers, generated primarily by this subsidiary, accounted for 33%, 50% and 61% of revenues in 1994, 1995, and 1996, respectively. The activities of the Company's Japanese subsidiary are limited to sales and service of products purchased by the subsidiary from the parent corporation. All costs of development and production of the Company's products, including costs of shipment to Japan, are recorded on the books of the parent company. The Company anticipates that international sales will continue to account for a significant portion of its net sales.

      Cost of Product Sales. Cost of product sales includes direct material and labor, warranty expenses, license fees, manufacturing and service overhead, and foreign exchange gains and losses on foreign currency exchange contracts associated with purchases of the Company's inventories by the Japanese subsidiary for resale under firm third-party sales commitments. Net gains or losses from foreign currency exchange contracts are recorded on the date the inventories are received by the Japanese subsidiary and are included in cost of product sales in the consolidated statements of operations as the related sales are consummated. The Company recognized net gains on such contracts of$496,000 and $1.9 million for the years ended December 31, 1995 and 1996, respectively. Cost of product sales rose 305% from $8.8 million in 1995 to $35.6 million in 1996 due to the increase in sales volume. The gross margin on these sales remained relatively consistent at approximately 43% in 1995 and 1996.

      Research and Development. Research and development expenses include costs of internally-funded and customer-funded projects as well as continuing research support expenses which primarily include employee and material costs, depreciation of equipment and other engineering related costs. Research and development expenses increased 91% from $6.2 million in 1995 to $11.7 million in 1996, due primarily to increased product support efforts associated with the release of the Company's 5000 series lasers and the hiring of additional technical personnel. As a percentage of total revenues, such expenses declined from 32.7% to 18.1% in the respective periods due to the growth in the Company's revenues.

      Sales and Marketing. Sales and marketing expenses include the expenses of the sales, marketing and customer support staffs and other marketing expenses. Sales and marketing expenses increased 134% from $2.4 million in 1995 to $5.5 million in 1996, due primarily to increased sales commissions and increased sales support efforts and marketing activities as more lasers were placed in the field. As a percentage of total revenues, such expense declined from 12.5% to 8.5% in the respective periods due to the growth in the Company's revenues.

      General and Administrative. General and administrative expenses consist primarily of management and administrative personnel costs, professional services and administrative operating costs. These expenses increased 262% from $1.2 million in 1995 to $4.3 million in 1996, due to an increase in general and administrative support as the Company's sales volume, manufacturing capacity and overall level of business activity increased, in addition to a $705,000 receivable reserve recorded in 1996. As a percentage of total revenue, such expenses excluding the receivable reserve decreased from 6.3% to 5.5% in the respective periods. Overall, total expenses increased to 6.6% of revenue in 1996.

      Other Income (Expense). Net other income (expense) consists primarily of interest income and expense and foreign currency exchange gains and losses associated with the fluctuations in the value of the Japanese yen against the U.S. dollar. Net other expense decreased from $241,000 in 1995 to $183,000 in 1996, primarily due to the increase in interest income associated with the investment of excess cash during the period, larger exchange gains against the yen, offset by higher interest expense reflective of borrowing requirements for the first nine months of 1996. Foreign currency exchange gains totaled $10,000, interest income totaled $32,000, and interest expense totaled $283,000 for 1995, compared to $161,000, $347,000, and $691,000, respectively, for 1996.

      The Company's results of operations are subject to fluctuations in the value of the Japanese yen against the U.S. dollar due to the fact that sales by the Company to its Japanese subsidiary are denominated in dollars, and sales by the subsidiary to customers in Japan are denominated in yen. The Company's subsidiary manages its exposure to such fluctuations by entering into foreign currency exchange contracts to hedge its purchase commitments to the Company. The gains or losses from these contracts are recorded as a component of cost of product sales, while the remaining foreign currency exposure is recorded as other income (expense) in the consolidated statements of operations. Gains and losses resulting from foreign currency translation are accumulated as a separate component of consolidated stockholders' equity(deficit).

      Provision for Income Taxes. The provision for income taxes was insignificant in 1995 and primarily represented taxes in Japan for research and development revenues generated from agreements with Seiko. The tax provision of $1.2 million in 1996 was primarily attributable to the substantial growth in the Company's pretax income. As of December 31, 1996, the Company had Federal and state tax business credit carryforwards available to offset future tax liabilities of $1,833,000 and $293,000, respectively. Such Federal and state tax credit carryforwards expire at various dates beginning with the year 1997 and 2003, respectively.

YEARS ENDED DECEMBER 31, 1994 AND 1995

      Revenues. Product sales increased 102% from $7.7 million in 1994 to $15.6 million in 1995, reflecting significant increases in sales of DUV photolithography laser systems and replacement parts and, to a lesser extent, increases in sales of industrial laser systems. The Company sold 10 and 26 DUV photolithography systems in 1994 and 1995, respectively, and sold seven and eight industrial laser systems during the same periods. Funded development revenues increased 167%, from $1.2 million in 1994, to $3.2 million in 1995. This increase was primarily due to increased customer interest in the development of production-worthy illumination sources. The Company expects that funded development revenues will decrease as a percentage of total revenues as the Company focuses on product sales.

      Cost of Product Sales. Cost of product sales increased 83% from $4.8 million in 1994 to $8.8 million in 1995, as the Company's product sales increased. Gross margin on product sales increased from 37.7% in 1994 to 43.6% in 1995. This increase was due primarily due to economies of scale realized as the Company's sales volume increased.

      Research and Development. Research and development expenses increased 87% from $3.3 million in 1994 to $6.2 million in 1995. The substantial increase in 1995 was primarily due to the Company's research contract with SEMATECH for the EX-5000 series laser system and to continuing product development and enhancements associated with the ELS-4000F series laser system. As a percentage of revenues, research and development expenses decreased from 36.8% to 32.7% in 1994 and 1995 due to the growth in the Company's revenues in those periods.

      Sales and Marketing. Sales and marketing expenses increased 32% from $1.8 million in 1994 to $2.4 million in 1995. This increase was primarily the result of increased industry interest in DUV photolithography and the associated sales and marketing expenses, including sales commissions incurred to support the interest. As a percentage of total revenues, these expenses declined from 20.0% to 12.5% in 1994 and 1995, respectively.

      General and Administrative. General and administrative expenses increased 39% from $849,000 in 1994 to $1.2 million in 1995, reflecting increases in general and administrative support as the Company's sales volume increased and its scope of operations expanded. As a percentage of total revenues, these expenses decreased from 9.5% to 6.3% in 1994 and 1995, respectively, reflecting economies of scale as total revenues increased.

      Other Income (Expense). In 1994, the Company reported other net expense of $199,000 primarily reflecting increased interest expense on bridge financing obtained from the Company's investors to support is expanding operations. This debt financing was subsequently converted into equity by the investors in February 1995. The Company reported other expense of $241,000 in 1995 due to interest expense of $283,000, partially offset by foreign exchange gains of $10,000 and interest income of $32,000.

      Provision for Income Taxes. The Company's provision for income taxes, which primarily represented taxes paid in Japan for license fees and research and development revenues generated from agreements with Seiko, decreased from $58,000 to $36,000 in 1994 and 1995, respectively, as revenues from these activities decreased over these periods.

      To date, inflation has not had a significant effect on the Company or its results of operations.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's primary source of liquidity has been the cash flow generated from the Company's September 18, 1996 initial public offering, resulting in net proceeds to the Company of approximately $29.7 million and the public offering on December 12, 1996, resulting in net proceeds of approximately $50.0 million, the private sale of equity securities over the Company's ten year history totaling approximately $27.1 million and short term bank borrowings. As of December 31, 1996, the Company had approximately $55.4 million in cash and cash equivalents, $10.4 million in short term investments, $84.7 million in working capital and $1.8 million in bank debt.

      Net cash used in operating activities was approximately $2.1 million in 1995 and $8.0 million in 1996. The increase in cash used in operations during 1996 was primarily attributable to an increase in accounts receivable and inventory as the working capital requirements of the Company increased due to the business expanding during the period.

      Net cash used for investing activities was approximately $2.4 million in 1995 as compared to $22.9 million in 1996. The increase in cash used for investing activities during 1996 primarily reflects the investment of funds received through the Company's public offerings, and the purchase of computer equipment, test equipment, research and development tools, manufacturing process machinery and tenant improvements in the manufacturing area in order to accommodate the business expansion for the period.

      The Company's financing activities provided net cash of approximately $4.3 million and $83.6 million for 1995 and 1996, respectively. During 1995, the Company sold Redeemable Convertible Preferred Stock for approximately $3.4 million, and increased its bank borrowings by $1.2 million. In 1996, the Company received net proceeds of approximately $6.1 million from the sale of Redeemable Convertible Preferred Stock and received net proceeds of approximately $79.7 million from its public offerings. Upon the Company's initial public offering in September 1996, all Redeemable Convertible Preferred Stock (approximately 7.7 million shares) and Redeemable Convertible Preferred Stock warrants (to purchase 283,000 shares of such stock) were automatically converted into the Company's common stock or warrants to purchase common stock.

      The Company has a $2.0 million term loan facility from a bank that is secured by certain of the Company's assets. The Company also has through its subsidiary in Japan a 2.1 billion yen (approximately $18.1 million) facility for the receipt of funds from a bank in Japan, without recourse, in connection with the discounting of certain commercial drafts received from customers as payment for merchandise. As of December 31, 1996, 1.2 billion yen (approximately $10.4 million) was being utilized under the facility. The Company also has three foreign currency exchange facilities. The Company had forward foreign exchange contracts at December 31, 1996 to buy $43.2 million for 4.7 billion yen. The total unrecorded deferred gain and premium on these contracts as of December 31, 1996 was $1.8 million.

      The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. The Company's future capital requirements will depend on many factors, including the rate of the Company's manufacturing expansion, the timing and extent of spending to support product development efforts and expansion of sales and marketing and field service and support, the timing of introductions of new products and enhancements to existing products, and market acceptance of the Company's products. The Company believes that it has sufficient working capital and available bank credit to sustain operations and provide for the future expansion of its business during the next fiscal year.

                                    BUSINESS

      Cymer is the leading provider of excimer laser illumination sources for use in deep ultraviolet ("DUV") photolithography systems targeted at the pilot and volume production segments of the semiconductor manufacturing market. The Company's lasers are incorporated into step-and-repeat and step-and-scan photolithography systems for use in the manufacture of semiconductors with critical feature sizes below 0.35 microns. The Company believes that its excimer lasers constitute a substantial majority of all excimer lasers incorporated in DUV photolithography tools. The Company's customers include all five manufacturers of DUV photolithography systems: ASM Lithography, Canon, Integrated Solutions, Nikon and SVG Lithography. Photolithography systems incorporating the Company's excimer lasers have been purchased by the world's largest semiconductor manufacturers such as Intel, NEC, Toshiba, Hitachi, Motorola, Samsung, Texas Instruments, Mitsubishi, Fujitsu and Philips.

PRODUCTS

      The Company's products consist of photolithography lasers, industrial high power lasers and replacement parts.

      Photolithography Laser Products

      The Company's photolithography lasers produce narrow bandwidth pulses of short wavelength light. The lasers permit very fine feature resolution and high throughput. The Company has designed its lasers to be highly reliable, easy to install and compatible with existing semiconductor manufacturing processes.

      Introduced in the third quarter of 1995, the Company's ELS-4000F KrF excimer laser is designed to meet the requirements of photolithography tool and semiconductor manufacturers. The laser operates at a 600Hz pulse repetition rate and provides power output of 7.2 watts of 248nm wavelength light. The ELS-4000F incorporates advanced discharge chamber technology and solid state pulse power technology to excite the laser gas efficiently, reducing the cost of ownership. The ELS-4000F achieves high resolution and stable focus through proprietary optical modules that perform line-narrowing and wavelength stabilization, thereby optimizing the light emitted by the laser for the photolithography application. The list price of the ELS-4000F is approximately $425,000.

      The Company's 5000 series KrF excimer lasers, introduced in the first quarter of 1996, are offered in both narrowb and, ELS-5000, and broadband, EX-5000, configurations. The 5000 series lasers incorporate the advanced technological features of the Company's ELS-4000F laser but operate at a higher pulse repetition rate and provide higher power outputs that shorten exposure time and increase throughput, and in the case of the ELS-5000, a narrower bandwidth. The 5000 series lasers incorporate the Company's proprietary line narrowing and wavelength stabilization modules together with an atomic reference for long-term accuracy of the wave meter calibration. The 5000 series lasers utilize a modular design that allows the Company to outsource many of the system's subassemblies, thereby reducing manufacturing cycle times.

      The Company's lasers incorporate advanced software control and diagnostic systems. The control system provides users with on-line monitoring of laser operating conditions, with approximately 75 diagnostic readings (including flow rate, temperatures, pressures and light quality), that are automatically monitored by the photolithography tool's control system. Additionally, approximately 140 configurable parameters can be adjusted to optimize the laser's performance for each customer's system. A portable computer attached to the laser logs this data, automatically providing critical information about performance and reliability. The lasers are also designed for easy serviceability, with most major modules and components articulated for easy swing-out or roll-out motion to facilitate inspection and replacement.

      Industrial High Power Laser Products

      The Company's HPL-100K/110K series KrF excimer lasers are designed to meet the rigors of high duty cycle industrial usage, such as microdrilling, micromachining and annealing applications. The laser operates at a 200 to 250Hz pulse repetition rate and provides average power output of 100 watts for the HPL-100K and 110 watts for the HPL-110K. The pulse repetition rate and high power makes these lasers well suited for micro-fabrication processes. The Company is currently focusing its development and marketing efforts on its photolithography laser products, and the Company's total revenues from industrial laser products in 1996 were $1.2 million. Sales of industrial lasers to Tamarack Scientific Co., Inc., a supplier of equipment used by Hewlett-Packard to manufacture InkJet print heads, accounted for 1.5% of the Company's total revenues in 1996.

      Replacement Parts

      Certain components and subassemblies included in the Company's lasers require replacement or refurbishment following continued operation. For example, the discharge chamber of the Company's lasers has a component life of approximately two to three billion pulses, depending on the model. The Company estimates that a laser used in a semiconductor production environment will require one to three replacement chambers per year. Similarly, certain optical components of the laser will deteriorate with continued exposure to DUV light and will require periodic replacement. The Company provides these and other spare and replacement parts for its photolithography lasers as needed by its customers. On a limited basis, the Company also refurbishes and resells complete laser systems.

CUSTOMERS AND END USERS
      The Company sells its photolithography laser products to each of the five manufacturers of DUV photolithography tools:

      ASM Lithography         Nikon
      Canon                   SVG Lithography
      Integrated Solutions

      The Company works closely with its customers to integrate the Company's products into their photolithography tools and is collaborating with certain of its customers on advanced technology developments under jointly funded programs. Sales to ASM Lithography, Canon and Nikon accounted for 19%, 30% and 31%, respectively, of total revenue in 1996. ASM Lithography, Canon and Nikon are stockholders of the Company.

      The following semiconductor manufacturers have purchased one or more DUV photolithography tools incorporating the Company's laser:



UNITED STATES                     JAPAN                       KOREA
--------------------------------  ----------------------   --------------------
   Advanced Micro Devices            Fujitsu                     Hyundai
   Digital Equipment Corporation     Hitachi                     Lucky Goldstar
   IBM                               Mitsubishi Electric         Samsung
   Integrated Device Technology      NEC                      EUROPE
   Intel Corporation                 NTT                   --------------------
   Micron Technology                 Oki Electric                C-Net
   Motorola                          Sharp                       IMEC
   Rockwell                          Sony                        LETI
   SEMATECH*                         Toshiba                     Philips
   Texas Instruments                                             SGS Thompson
                                                                 Siemens
TAIWAN
-----------------------
ERSO/ITRI
ProMOS
TSMC
UMC
Vanguard International
----------------------

*A semiconductor industry consortium.

BACKLOG

    The Company schedules production of lasers based upon order backlog and informal customer forecasts. The Company includes in backlog only those orders to which a purchase order number has been assigned by the customer and for which delivery has been specified within 12 months. Because customers may cancel or delay orders with little or no penalty, the Company's backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period. At December 31, 1996, the Company had a backlog of approximately $98 million, compared with a backlog of $28.5 million at December 31, 1995.

MANUFACTURING

    The Company's manufacturing activities consist of assembly, integration and test. These activities are performed in a 22,800 square foot facility in San Diego, California that includes approximately 11,000 square feet of class 1000 clean room manufacturing and test space. In order to focus on its core technology, leverage the expertise of its key suppliers and respond more efficiently to customer demand, the Company has outsourced many of its subassemblies. The Company's outsourcing strategy is exemplified by the modular design of the Company's 5000 series laser, for which substantially all of the nonproprietary subassemblies have been outsourced.

    To meet current and anticipated demand for its products, the Company must substantially increase the rate by which it manufactures and tests its photolithography laser systems. In order to accomplish this objective, the Company intends to continue to hire and train additional manufacturing personnel, improve its assembly and test processes in order to reduce cycle time, invest in additional manufacturing tooling and implement a multi-shift testing schedule. This increase would follow a nearly seven-fold increase in the manufacturing rate from December 1995 to December 1996. The Company has been unable to manufacture and test its photolithography laser systems fast enough to fill orders and is behind on its delivery schedules. While the Company is not aware of any order cancellations as a result of these delays, such delays, if they continue or recur, increase the risk that customers will cancel orders and seek to meet all or a portion of their needs for illumination sources from the Company's competitors. The Company is also increasingly relying on outside suppliers for the manufacture of various components and subassemblies used in its products and is dependent upon these suppliers to meet the Company's manufacturing schedules. The failure by one or more of these suppliers to supply the Company on a timely basis with sufficient quantities of components or subassemblies that perform to the Company's specifications could affect the Company's ability to deliver completed lasers to its customers on schedule. Additionally, the Company may underestimate the costs required to increase its manufacturing capacity, which may materially adversely affect the Company's results of operations.

    In December 1996, the Company leased an additional 100,000 square feet of manufacturing facilities in San Diego. In addition to increasing manufacturing capacity at its San Diego facility, the Company has entered into a contract manufacturing agreement with Seiko Instruments under which Seiko has agreed to manufacture for the Company a certain number of the Company's photolithography excimer lasers and subsequent enhancements. In order to ensure uniformity of product for all customers, the Company will maintain control of all work flow design, manufacturing process, engineering changes and component sourcing decisions. The Company will manufacture and seal all core technology modules in San Diego. The agreement expires in 2001, but will automatically renew for two-year terms unless one year's notice to terminate is given by either party. Seiko began limited production of lasers in 1996.

    Certain of the components and subassemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. In particular, there are no alternative sources for certain of the components and subassemblies, including certain optical components and pre-ionizer tubes used in the Company's lasers. To date, the Company has been able to obtain adequate supplies of its components and subassemblies from existing sources to meet its current manufacturing schedule; however, suppliers of such components and subassemblies have recently been unable to fully satisfy the Company's orders for such products. The Company has only recently commenced volume production of its laser systems and the Company believes that its recent manufacturing expansion is likely to further strain the production capacity of certain key suppliers, including suppliers of optical components and pre-ionizer tubes. For example, the supplier of one of the key optical components for the Company's lasers has recently experienced diminished manufacturing yields of the component. While the Company is working actively with the supplier to increase production of the component, there can be no assurance that the supplier will be able to increase its production capacity in time to satisfy the Company's increasing requirements. Moreover, the Company is increasingly outsourcing the manufacture of various other subassemblies. If the Company is unable to obtain sufficient quantities of components or subassemblies, or if such items do not meet the Company's quality standards, delays or reductions in product shipments could occur which would have a material adverse effect on the Company's business, financial condition and results of operations.

SALES AND MARKETING

    The Company's sales and marketing efforts have been predominately focused on DUV photolithography tool manufacturers. The Company markets and sells its products through four account managers, two of whom are located in the United States and two of whom are based in Japan. The Company is in the process of developing product and applications engineering teams to support the account managers and the Company's customers. The Company believes that to facilitate the sales process it must work closely with and understand the requirements of semiconductor manufacturers, the end users of the Company's products. The Company visits major semiconductor manufacturers, and their representatives attend Company-sponsored seminars on advanced excimer photolithography. In Japan, the Company sponsors an annual seminar with Seiko in conjunction with Semicon Japan. This seminar has attracted representatives of semiconductor manufacturers from Japan, Korea, the United States and SEMATECH, as well as photolithography tool manufacturers and other photolithography process suppliers.

SERVICE AND SUPPORT

    The Company supports its customers with field service, technical service engineers and training programs, and in some cases provides ongoing on-site technical support at the customer's manufacturing facility. Prior to shipment, the Company's support personnel typically assist the customer in site preparation and inspection and provide customers with training at the Company's facilities or at the customer's location. Customers and end users are also provided with a comprehensive set of manuals, including operations, maintenance, service, diagnostic and safety manuals.

    The Company's field engineers and technical support specialists are based at its San Diego headquarters, its field service office near Boston and its Japanese facility. Support in Korea is provided by EO Technics, a contractor trained and supported by the Company. As part of its customer service, the Company maintains an inventory of spare parts at each of its service facilities. As the Company's installed base grows so does the demand for replacement parts to satisfy world wide support requirements for customers' support organizations as well as the companies' own logistics organization. As the Company rapidly expands its production of new systems, it must even more rapidly expand its production of component modules which are required not only for systems but also for support and warranty requirements.

    The Company believes that the need to provide fast and responsive service to the semiconductor manufacturers using its lasers is critical and that it will not be able to depend solely on its customers to provide this specialized service. Therefore, the Company believes it is essential to establish, through trained third party sources or through its own personnel, a rapid response capability to service its customers throughout the world. Accordingly, the Company intends to expand its direct support infrastructure in Japan and Europe, establish a joint service and support capability with an independent firm to serve Korea, and establish a joint service and support capability with an independent firm to serve Taiwan and Southeast Asia. The establishment of these activities will entail recruiting and training qualified personnel or identifying qualified independent firms and building effective and highly trained organizations that can provide service to customers in various countries in their assigned regions. There can be no assurance that the Company will be able to attract qualified personnel to establish these operations successfully or that the costs of such operations will not be excessive. A failure to implement this plan effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company generally warrants its products against defects in design, materials and workmanship for the earlier to occur of 17 months from the date of shipment or 12 months after acceptance by the end user.

RESEARCH AND DEVELOPMENT

    The semiconductor industry is subject to rapid technological change and new product introductions and enhancements. The Company believes that continued and timely development and introduction of new and enhanced laser products are essential for the Company to maintain its competitive position. The Company intends to continue to develop its technology and innovative products to meet customer demands. Current projects include the development of the next generation of photolithography lasers, including ArF lasers. Other research and development efforts are currently focused on reducing manufacturing costs, lowering the cost of laser operation, enhancing laser performance and developing new features for existing lasers.

    The Company has historically devoted a significant portion of its financial resources to research and development programs and expects to continue to allocate significant resources to these efforts. As of December 31, 1996, the Company had 93 employees engaged in research and development. Research and development expenses for 1994, 1995 and 1996 were approximately $3.3 million, $6.2 million and $11.7 million, respectively.

    In addition to funding its own research and development projects, the Company has pursued a strategy of securing research and development contracts from customers, government agencies and SEMATECH in order to develop advanced technology for current and future laser systems based on the Company's core technology. Revenues generated from research and development contracts amounted to approximately $1.2 million, $3.2 million and $2.5 million during 1994, 1995, and 1996, respectively.

INTELLECTUAL PROPERTY RIGHTS

    The Company believes that the success of its business depends more on such factors as the technical expertise of its employees, as well as their innovative skills and marketing and customer relations abilities, than on patents, copyrights, trade secrets and other intellectual property rights. Nevertheless, the success of the Company may depend in part on patents, and the Company owns 17 United States patents covering certain aspects of technology associated with excimer lasers which expire from January 2008 to December 2013 and has applied for 12 additional patents in the United States, two of which have been allowed. As of December 31, 1996, the Company also has filed 57 patent applications in other countries. There can be no assurance that the Company's pending patent applications or any future applications will be approved, that any issued patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In this regard, due to cost constraints, the Company did not begin filing for patents in Japan or other countries with respect to inventions covered by its United States patents and patent applications until recently and has therefore lost the right to seek patent protection in those countries for certain of its inventions. Additionally, because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any such patents issued to the Company will adequately protect the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company.

    Others may have filed and in the future may file patent applications that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office that could result in substantial cost to the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company.

    The Company also relies upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

    The Company has in the past been, and may in the future be, notified that it may be infringing intellectual property rights possessed by third parties. In November 1993, the Company was notified by Coherent, the parent corporation of Lambda Physik, one of the Company's competitors, that certain aspects of the Company's products might infringe upon a patent owned by Coherent. In June 1996, the Company was notified by Coherent that certain aspects of its products might infringe a second patent owned by Coherent. In September 1996, Coherent and Lambda-Physik commenced a patent infringement action against the Company with respect to the first patent in the United States District Court for the Northern District of California. On November 1,1996, the Company entered into a settlement agreement with Coherent and Lambda Physik. Under the terms of the settlement, Coherent and Lambda-Physik agreed to (i) dismiss the patent infringement action with prejudice and (ii) release the Company from any claims either may have with respect to the two disputed patents. In return, the Company agreed to make annual payments to Coherent over a 13-year period. Such annual payments are not material to the Company's financial position or results of operations.

    In July 1996, the Company's prospective Japanese manufacturing partner, Seiko, was notified by Komatsu, one of the Company's competitors, that certain aspects of the Company's lasers might infringe certain claims furnished by Komatsu to Seiko that Komatsu advised Seiko were included in a patent application filed by Komatsu in Japan (the "Patent Claims"). Seiko in turn notified the Company of this claim. In connection with its manufacturing agreement with Seiko, the Company has agreed to indemnify Seiko against such claims under certain circumstances. A patent has now been issued by the Japanese Patent Office, covering the Patent Claims, and Komatsu has advised Seiko of its intention to enforce its rights under that patent against Seiko if Seiko engages in manufacturing activities for the Company. The Company has been advised by its patent counsel in this matter, Wilson Sonsini Goodrich & Rosati, Professional Corporation, which is relying in part on the opinion of the Company's Japanese patent counsel, that in the opinion of such firm the Company's products do not infringe any valid Patent Claims. However, there can be no assurance that litigation will not ensue with respect to these claims, that the Company and Seiko would ultimately prevail in any such litigation, that Komatsu will not assert infringement claims under additional patents or that Seiko will continue to manufacture lasers under the threat of potential litigation.

    Any patent litigation would, at a minimum, be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that other infringement claims by third parties or other claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license will be available on reasonable terms or at all. The Company could decide, in the alternative, to resort to litigation to challenge such claims or to design around the patented technology. Such actions could be costly and would divert the efforts and attention of the Company's management and technical personnel, which would materially adversely affect the Company's business, financial condition and results of operations.

    The Company has registered the trademark CYMER in the United States and certain other countries and is seeking additional registrations in certain countries. In Japan, the Company's application for registration was rejected on the grounds that it is similar to a trademark previously registered by a Japanese company for a broad range of products. The Company is seeking a partial nullification of the other registration with respect to laser devices and related components and does not believe that the holder of the other trademark is engaged in any business similar to that of the Company. For this reason, the Company is continuing to use the trademark CYMER in Japan and believes that it will ultimately be permitted to register such mark for use with its products and that it is not infringing the other company's trademark. There can be no assurance that the Company will ultimately succeed in its efforts to register its trademark in Japan or that it will not be subjected to an action for trademark infringement, which could be costly to defend and, if successful, would require the Company to cease use of the mark and, potentially, to pay damages.

    Effective August 1, 1989 and lasting until the expiration of the licensed patents, the Company entered into an agreement for a nonexclusive worldwide license to certain patented laser technology with Patlex Corp., a patent holding company ("Patlex"). Under the terms of the agreement, the Company is required to pay royalties ranging from 0.25% to 5% of gross sales and leases of its lasers, as defined, based on total revenues earned. During 1995 and 1996, royalty fees totaled $64,000 and $226,000, respectively.

    The Company has granted to Seiko the exclusive right in Japan and the non-exclusive right outside of Japan to manufacture and sell the Company's industrial high power laser and subsequent enhancements thereto. The Company has also granted Seiko a right of first refusal to fund the Company's development of, and receive a license to, new industrial laser technologies not developed with funding from other parties. In exchange for these rights, the Company received upfront license fees of $3.0 million. The Company is also entitled to royalties of 5% on related product sales through September 1999, after which the royalty rate is subject to renegotiation. The license agreement also provides that product sales between the Company and Seiko will be at a 15% discount from the respective companies' list prices. The agreement terminates in August 2012.

COMPETITION

    The Company, believes that the principal elements of competition in the Company's markets are the technical performance characteristics of the excimer laser products; the cost of ownership of the system, which is based on price, operating cost and productivity; customer service and support; and product availability. The Company believes that it competes favorably with respect to these factors.

    The Company currently has two significant competitors in the market for photolithography laser systems, Lambda-Physik, a German-based subsidiary of Coherent, and Komatsu located in Japan. Both of these companies are larger than the Company, have access to greater financial, technical and other resources than the Company and are located in closer proximity to certain of the Company's customers than is the Company. Although the Company believes that these competitors are not yet supplying excimer lasers in volume, the Company believes that both companies are aggressively seeking to gain larger positions in the market for photolithography applications. The Company believes that its customers have each purchased one or more products offered by these competitors and that its customers may consider further purchases, in part as a result of delays in deliveries by the Company in recent months as the Company has been seeking to expand its manufacturing capacity. The Company also believes that its customers are actively seeking a second source for excimer lasers. Furthermore, photolithography tool manufacturers may seek to develop or acquire the capability to manufacture internally their own excimer lasers. In the future, the Company will likely experience competition from other technologies, such as X-ray, electron beam and ion projection processes. To remain competitive, the Company believes that it will be required to manufacture and deliver products to customers on a timely basis and without significant defects and that it will also be required to maintain a high level of investment in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to continue to make the investments necessary to maintain its competitive position. In addition, the market for excimer lasers is still relatively small and immature and there can be no assurance that larger competitors with substantially greater financial resources, including other manufacturers of industrial lasers, will not attempt to enter the market. There can be no assurance that the Company will remain competitive. A failure to remain competitive would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-Competition."

FACILITIES

    Cymer's headquarters are located at 16750 Via Del Campo Court in an approximate 37,000 square foot facility and a manufacturing facility is housed in an approximately 66,000 square foot building located in San Diego, California which the Company leases under leases expiring in January 1, 2010. For use as a field service office, the Company also leases a 400 square foot facility near Boston, Massachusetts under a lease expiring on August 31, 1998, and, for use as a field service and sales office, the Company leases 404 square meters of facilities in Ichikawa, Japan under four renewable one and two year leases expiring at various times but cancelable by the Company upon three months notice. The Company intends to add additional field service offices as necessary to service its customers. In December 1996, the Company leased the 37,000 building housing the corporate headquarters and an additional 100,000 square feet of manufacturing facilities in San Diego.

EMPLOYEES

    On December 31, 1996, there were 336 persons employed by the Company, including 18 in Japan. No employees are currently covered by collective bargaining agreements or are members of any labor organization as far as the Company is aware. The Company has not experienced any work stoppages and believes that its employee relations are good.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company, and their ages as of December 31, 1996, are as follows:

             NAME                 AGE                    POSITION
-------------------------------   ---   ------------------------------------------------------------

Dr. Robert P. Akins............   45    Chairman of the Board, Chief Executive Officer and President
William A. Angus, III..........   50    Senior Vice President, Chief Financial Officer and Secretary
G. Scott Scholler..............   46    Senior Vice President of Operations
Dr. Richard L. Sandstrom.......   46    Vice President of Advanced Research
Thomas C. Dannemiller..........   36    Vice President of Manufacturing
Robert B. MacKnight, III.......   47    Vice President and General Manager, After Market Operations
Robert G. Ozarski..............   49    Vice President of Engineering
Louis A. Kaplan................   54    Vice President, Human Resources
Nancy J. Baker.................   34    Director, Corporate Finance and Treasurer
Richard P. Abraham(1)..........   66    Director
Kenneth M. Deemer(1)...........   44    Director
Peter J. Simone(2).............   49    Director
F. Duwaine Townsen(2)..........   63    Director

------------------

(1) Member of Compensation Committee
(2) Member of Audit Committee

    DR. ROBERT P. AKINS, a co-founder of the Company, has served as its President, Chief Executive Officer and Chairman of the Board since its inception in January 1986. From 1980 to 1985, Dr. Akins was a Senior Program Manager for HLX, Inc., a manufacturer of laser and defense systems, where he was responsible for managing the development of compact excimer laser for military communications applications and an excimer laser trigger for the particle beam fusion accelerator at Sandia National Laboratories. Dr. Akins received a B.S. in Physics and a B.A. in Literature in 1974, and a Ph.D. in Applied Physics in 1983, from the University of California, San Diego.

    WILLIAM A. ANGUS, III, has served as Senior Vice President and Chief Financial Officer since February 1996 and Secretary of the Company since July 1990. From July 1990 to February 1996, Mr. Angus served as Vice President of Finance and Administration. From April 1988 to June 1990, Mr. Angus was Executive Vice President and Chief Operating Officer, and from May 1985 to April 1988, Chief Financial Officer, of Avant-Garde Computing Inc., a manufacturer of data communications network management systems. Mr. Angus graduated from the Wharton School of the University of Pennsylvania with a B.S. in Economics in 1968.

    G. SCOTT SCHOLLER has served as Senior Vice President of Operations of the Company since March 1996. From June 1995 to February 1996, Mr. Scholler served as a consultant in product development and program management for Electro Scientific Industries, a manufacturer of semiconductor capital equipment. From March 1994 until October 1995, Mr. Scholler was a co-founder and President of Black Rose Ltd., a developer of computer telephone software for automated commerce applications. From August 1992 to September 1994, he was Senior Vice President of Operations for Whittaker Communications, Inc., a wholly-owned subsidiary of Whittaker Corporation, and a manufacturer of high-performance multimedia servers. From October 1988 to August 1992, Mr. Scholler served as Vice President of Operations for Etec Systems, Inc., a manufacturer of semiconductor capital equipment and as General Manager of its Laser Lithography subsidiary. From 1986 to 1988, Mr. Scholler was Director of Engineering, and from 1983 to 1986, Director of Manufacturing, of the Etch Products Division of Applied Materials Inc., a supplier of equipment to the semiconductor industry. Mr. Scholler received a B.S. in Nuclear Engineering from the United States Military Academy at West Point in 1972 and an M.S. in Research and Development Management in 1978 from the University of Southern California.

    DR. RICHARD L. SANDSTROM, a co-founder of the Company, has served as its Vice President of Advanced Research since June 1994. From February 1986 to June 1994, Dr. Sandstrom served as Vice President of Technology for the Company. Dr. Sandstrom received a B.A. in Physics in 1972 and a Ph.D. in Engineering Physics in 1979 from the University of California, San Diego.

    THOMAS C. DANNEMILLER has served as Vice President of Manufacturing of the Company since July 1995. From May 1991 to July 1995, Mr. Dannemiller served as Director of Logistics at A.G. Associates, Inc., a manufacturer of rapid thermal processing equipment for the semiconductor industry. From September 1988 to February 1991, he was Director of Operations for KLA. From 1986 to 1988, Mr. Dannemiller served as Manufacturing Manager for Applied Materials, Inc., a supplier of equipment to the semiconductor industry. Mr. Dannemiller graduated from the DeVry Institute of Technology with a B.S. in Electronics Engineering Technology in 1982.

    ROBERT B. MACKNIGHT, III, joined the Company in September 1996 as Vice President and General Manager, After Market Operations. From June 1995 to May 1996, Mr. MacKnight was Senior Vice President, Worldwide Business Development, and from September 1994 to June 1995, General Manager of Flat Panel Operations, of Watkins-Johnson Company, a maker of semiconductor equipment and electronic products for wireless communications and defense. From January 1990 to September 1994, Mr. MacKnight was the founder and President of Aktis Corporation, a developer and manufacturer of advanced thermal processing technology and equipment for the flat panel display industry. From 1984 to 1989, Mr. MacKnight was a co-founder and Executive Vice President of Peak Systems Inc., a manufacturer of semiconductor capital equipment specializing in rapid thermal processing technology. Mr. MacKnight received a B.S. in Business Administration in 1971, and an M.B.A. in 1973, from the University of Massachusetts.

    ROBERT G. OZARSKI joined the Company in September 1996, a Vice President of Engineering. From August 1992 to September 1996, Mr. Ozarski served in various engineering management positions at Applied Materials, Inc., a supplier of equipment to the semiconductor industry. From March 1995 to September 1996, Mr. Ozarski was Director of Engineering and Production for its Silicon Etch Division, from August 1994 to March 1995, Director of Engineering for its MCVD Division, from September 1993 to August 1994, Director of Manufacturing Engineering for its CVD Division, and from August 1992 to September 1993, Director of Engineering for its ACET Division. From October 1991 to August 1992, Mr. Ozarski served as Director of Engineering for Etec Systems, Inc., a manufacturer of semiconductor capital equipment. From September 1989 to October 1991, Mr. Ozarski served as Director of Engineering of Airco Coating Technology, Inc., a manufacturer of sputtering equipment for architectural glass coatings and of electron-beam evaporation systems principally used for semiconductor coating applications. From 1985 to 1989, Mr. Ozarski was Director of Engineering for General Signal Thinfilm Co., a maker of semiconductor capital equipment for thin film deposition and metrology. Mr. Ozarski received a B.S. in 1970, and an M.S. in 1972, in Electrical Engineering from Wayne State University.

    LOUIS A. KAPLAN joined the Company in December 1996 as Vice President, Human Resources. From July 1995 to November 1996, Mr. Kaplan served as Director, Human Resources and Organizational Development for Advanced Micro Devices, a manufacturer of integrated circuits for the personal and networked computer and communications markets. From June 1986 to July 1995, he was a principal in Consulting About Management, a consulting firm primarily oriented toward turnaround situations in the high technology, health care and printing industries. From 1981 to 1986, Mr. Kaplan served as Vice President, Administration and Human Resources for North Star Computers, a manufacturer of micro computers. Mr. Kaplan received a B.S. in Vocational Rehabilitation Counseling from Pennsylvania State University in 1963 and an M.S. in Industrial Relations in 1977 from Loyola University, Chicago.

    NANCY J. BAKER has served as Director, Corporate Finance and Treasurer since October 1996. From August 1992 to October 1996, she served as Controller of the Company. From March 1987 to April 1992, Ms. Baker was

Accounting Manager at International Totalizer Systems, Inc., a designer, manufacturer and distributor of lottery and racetrack wagering systems. Ms. Baker graduated from the University of Texas with a B.B.A. in Accounting in 1985.

    RICHARD P. ABRAHAM has served as a Director of the Company since October 1987. From October 1994 to the present, Mr. Abraham has served as Chairman and President of BTR, Inc., which licenses various technologies to the semiconductor industry. From October 1993 to the present, he has served as Chairman and President of Advantage Logic, Inc., which also licenses various technologies to the semiconductor industry. From 1987 to the present, Mr. Abraham has served as a general partner of Weeden Capital Partners. From 1980 to the present, Mr. Abraham has served as President of Pacific Associates, a consulting firm for the semiconductor industry. From 1988 to the present, Mr. Abraham has served as a director of Rainbow Technology, a maker of software protection devices for the computer industry and encryption chips for the satellite communications industry. Mr. Abraham received a B.S. in Electrical Engineering in 1951, and an M.S. in Electrical Engineering in 1954, from Stanford University.

    KENNETH M. DEEMER has served as a Director of the Company since June 1988. Since 1985, Mr. Deemer has been a Vice President of InterVen Partners, Inc., a venture capital firm and an affiliate of InterVen II, L.P., and InterVen Ventures since 1987. From January 1982 to June 1985, Mr. Deemer served as a Vice President at First Interstate Capital, a venture capital firm. Mr. Deemer received a B.S. in Physics and a B.S. in Electrical Engineering in 1975 from Massachusetts Institute of Technology and an M.B.A. from Carnegie Mellon University in 1979.

    PETER J. SIMONE has served as a Director of the Company since July 1993. From December 1992 to November 1996, Mr. Simone served as Group Vice President of Simplex Time Recorder Company, a manufacturer of time, attendance, building life safety and security systems. From May 1987 to December 1992, he was President and a director of GCA Corporation, a manufacturer of wafer stepper photolithography equipment. Mr. Simone received a B.S. in Accounting from Bentley College in 1970 and an M.B.A. from Babson College in 1974.

    F. DUWAINE TOWNSEN has served as a Director of the Company since October 1987. Since June 1983, he has been a managing partner of Ventana Growth Fund, L.P., a venture capital firm and investor in the Company. Mr. Townsen received a B.S. in Business Administration and Accounting from San Diego State University in 1962.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

    The Board of Directors of the Company held a total of twelve meetings during 1996. No director attended fewer than 75% of the total number of meetings of the Board of Directors or committees of the Board of Directors held in 1996 during the period in which such directors were members of the Board of Directors. The Board of Directors has a Compensation Committee and an Audit Committee.

    The Audit Committee currently consists of Messrs. Simone and Townsen and met twice during 1996. This committee is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls.

    The Compensation Committee currently consists of Messrs. Abraham and Deemer and met two times during 1996. This committee reviews and approves the Company's executive compensation policy and options plans.

DIRECTOR COMPENSATION

    Directors receive $2,500 per meeting for their services as members of the Board of Directors, and they are reimbursed for their expenses in attending out-of-town meetings. The Company's Director Option Plan (the "Director Option Plan") was approved by the Board of Directors and the stockholders in July 1996. Under the Director Option Plan, the Company reserved 100,000 shares of Common Stock for issuance to non-employee directors of the

Company pursuant to nonstatutory stock options. Each director who is elected or appointed to the Board of Directors subsequent to the adoption of the Director Option Plan and who is not an employee of the Company will automatically receive a nonstatutory option to purchase 10,000 shares of Common Stock of the Company on the date such person becomes a director. In addition, each non-employee director shall receive an option to acquire 2,500 shares of the Company's Common Stock upon such director's reelection at each Annual Meeting of Stockholders, provided that on such date such director shall have served on the Board of Directors for at least six months.

    All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers of the Company.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned in each of the last two fiscal years by the Chief Executive Officer and the four other executive officers who earned over $100,000 in salary and bonus for services rendered in all capacities to the Company during 1996 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                  ANNUAL COMPENSATION                             COMPENSATION
                               -------------------------                          ------------
                                                                                   SECURITIES
                                                                                   UNDERLYING             ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR        SALARY($)    BONUS($)(1)   OPTIONS (#)         COMPENSATION($)(2)
------------------------------------        ----       ----------    -----------   -----------         ------------------
Robert P. Akins........................     1996       $  175,497     $ 87,748       50,000                $  1,845
   Chairman of the Board of Directors,      1995       $  147,611           --      147,300                $  1,830
   Chief Executive Officer and President
William A. Angus, III..................     1996       $  128,942     $ 38,683       25,000                $  3,184
   Chief Financial Officer, Senior          1995          105,809           --       75,000                $  3,524
   Vice President and Secretary
G. Scott Scholler......................     1996       $  121,154     $ 36,346      120,000                $  3,949
   Senior Vice President of Operations
Richard L. Sandstrom...................     1996       $  114,615     $ 34,385       25,000                $  4,317
   Vice President of Advanced Research      1995       $   95,000           --       58,800                $  4,101

Kurt J. Lightfoot(3)...................     1996       $  150,000     $ 45,000           --                $  4,739
                                            1995       $   46,731     $     --      120,000                $  1,876

------------------

(1) Bonus amounts earned in fiscal year 1996 were paid in February 1997.
(2) Consists of health insurance premiums paid by the Company.
(3) Mr. Lightfoot is no longer an officer of the Company. During fiscal 1996, he served as Senior Vice President of Market Operations for the Company.

OPTION GRANTS

    The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1996 to each of the Named Executive Officers:

                                                   INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                -------------------------------------------------------     VALUE AT ASSUMED
                                 NUMBER OF      PERCENT OF                                ANNUAL RATES OF STOCK
                                SECURITIES    TOTAL OPTIONS                               PRICE APPRECIATION FOR
                                UNDERLYING     GRANTED TO      EXERCISE                      OPTION TERM(1)
                                 OPTIONS      EMPLOYEES IN       PRICE       EXPIRATION   ----------------------
       NAME                     GRANTED (#)       1996        ($/SH)(2)(3)     DATE(4)      5%($)        10%($)
----------------------------   -------------  -------------   ------------  -----------   ----------------------
Robert P. Akins ............      50,000           7%           $5.00         3/07/01      69,000       152,500
William A. Angus, III ......      25,000           4%           $5.00         2/22/01      34,500        76,250
G. Scott Scholler ..........     120,000          17%           $5.00         2/22/01     165,600       366,000
Richard L. Sandstrom .......      25,000           4%           $5.00         3/07/01      34,500        76,250
Kurt J. Lightfoot ..........          --          --               --              --          --            --

------------------

(1) Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the 5-year option term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect the Company's estimate of future stock price growth.
(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board of Directors on the date of grant.
(3) Exercise price may be paid in cash, check, promissory note, by delivery of already-owned shares of the Company's Common Stock subject to certain conditions, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law.
(4) Options become exercisable as to 25% of the option shares on the first anniversary of the vesting commencement date and as to 6.25% of the option shares at the end of each three-month period thereafter, with full vesting occurring on the fourth anniversary of the date of the vesting commencement date.


AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

      The following table provides certain information concerning the exercises of options during the fiscal year ended December 31, 1996, and the unexercised options held as of December 31, 1996 by each of the Named Executive Officers:


                                                             NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                               NO. OF                       UNDERLYING UNEXERCISED                 IN-THE-MONEY
                               SHARES                        OPTIONS AT FY-END(#):            OPTIONS-AT-FY-END($)(2)
                             ACQUIRED ON     VALUE        ---------------------------    --------------------------------
       NAME                  EXERCISE(#)  REALIZED($)(1)  EXERCISABLE   UNEXERCISABLE    EXERCISABLE        UNEXERCISABLE
--------------------------   -----------  -------------   -----------   -------------    -----------        -------------
Robert P. Akins...........         --             --        55,237          142,063       2,630,958           6,541,461
William A. Angus, III.....     10,000       $ 55,000        18,125           71,875         863,294           3,310,906
G. Scott Scholler.........         --             --            --          120,000              --           5,175,600
Richard L. Sandstrom......         --             --        25,725           58,075       1,225,282           2,653,612
Kurt J. Lightfoot.........         --             --        37,500           82,500       1,776,750           3,908,850

------------------

(1) Market value of underlying securities on date of exercise, minus the exercise price multiplied by the number of shares.

(2) Market value of underlying securities at fiscal year end, minus the exercise price multiplied by the number of shares.

                              CERTAIN TRANSACTIONS

      Beginning in October 1993, the Company conducted a series of interim debt and warrant financings with its existing stockholders to finance the Company until it could complete an additional equity financing. In October 1993, the Company issued and sold at par and for cash $474,010 principal amount of 8% promissory notes due June 30, 1994 and 5-year warrants to purchase 13,941 shares of Series F Preferred Stock with an exercise price of $3.40 per share to four investors (the "First Bridge Financing"). In June 1994, the Company issued and sold, to these same four investors in exchange for the securities they had purchased in the First Bridge Financing, and to them and to several other stockholders of the Company at par and for cash, a total of $1,625,010 principal amount of 8% promissory notes due December 31, 1996, and 5-year warrants to purchase 252,914 shares of Series F Preferred Stock with an exercise price of $3.40 per share (the "Second Bridge Financing"). In November and December 1994, the Company issued and sold at par and for cash approximately $2,000,000 principal amount of 8% promissory notes due December 31, 1994 and 5-year warrants to purchase 146,989 shares of Series F Preferred Stock with an exercise price of $3.40 per share (the "Third Bridge Financing"). On December 31, 1994, the maturity dates of all of the notes issued in these financings were extended until February 28, 1995. The purchasers of these securities included the following holders of more than five percent of the Company's voting securities and other entities affiliated with a director of the Company:

                                                    First Bridge Financing               Second Bridge Financing
                                             ------------------------------------    ----------------------------------
                                             Note Principal    Series F Preferred    Note Principal  Series F Preferred
      Investors                                  Amount          Warrant Shares          Amount        Warrant Shares
-----------------------------------------    --------------    ------------------    --------------  ------------------
Ventana Growth Fund II, L.P.(1) .........    $  118,878              3,496             $ 118,878           17,482
InterVen II, L.P. (2) ...................    $      -0-                -0-             $ 200,000           29,412
Clearwater Ventures (3) .................    $  200,000              5,882             $ 830,000          122,059
Allsop Venture Partners III, L.P ........    $      -0-                -0-             $ 100,000           14,706

                                                   Third Bridge Financing
                                             -----------------------------------
                                             Note Principal   Series F Preferred
      Investors                                  Amount         Warrant Shares
-----------------------------------------    --------------   ------------------
Ventana Growth Fund II, L.P.(1) .........      $ 150,000           11,029
InterVen II, L.P. (2) ...................      $ 199,000           14,632
Clearwater Ventures (3) .................      $ 468,000           34,412
Allsop Venture Partners III, L.P ........            -0-              -0-



(1) F. Duwaine Townsen, a director of the Company, is a managing partner of Ventana Growth Fund II, L.P.

(2) Kenneth Deemer, a director of the Company, is a general partner at InterVen II, L.P. ("InterVen") and InterVen Ventures 1987 ("InterVen Ventures"). InterVen Ventures 1987 also participated in the Second and Third Bridge Financings.

(3) Clearwater Ventures, a partnership ("Clearwater"), is affiliated with Weeden & Co., L.P., which was the placement agent for the Series F Preferred Stock Purchase Agreement, dated February 28, 1995. Richard P. Abraham, a director of the Company, is a partner, stockholder and officer in certain entities which are affiliates of Weeden & Co., L.P., including among others, Clearwater and Weeden Capital Partners, L.P.


         In February and March 1995, the Company issued and sold a total of 1,900,000 shares of its Series F Preferred Stock (the "Series F Preferred Stock Financing"). The Series F Preferred Stock was offered through a private placement in connection with which Weeden & Co., L.P. acted as the placement agent for the shares of Series F Preferred Stock sold. The following beneficial owners of more than five percent of the Company's capital stock purchased shares of the Company's Series F Preferred Stock, convertible on a 1:1 basis into the Company's Common Stock, at a purchase price of $3.50 per share:

                                                      SERIES F
                  INVESTORS                       PREFERRED STOCK    PURCHASE PRICE (1)
---------------------------------------------    -----------------  -------------------
Ventana Growth Fund II, L.P..................         35,990           $  125,965
InterVen Partners II, L.P....................        118,465              414,627
Clearwater Ventures..........................        446,218            1,561,763
Allsop Venture Partners III, L.P.............         30,274              105,959

(1) Consisted of principal and interest from the promissory note issued to the investor in the Second Bridge Financing, except that Clearwater Ventures also paid a portion of the purchase price in cash.

      Weeden & Co., L.P., which served as the placement agent for the Series F Preferred Stock Financing (the "Placement Agent"), is an affiliate of Weeden Capital Partners, L.P., which beneficially owns more than 5% of the Common Stock of the Company. In lieu of a cash commission, the Placement Agent was granted five-year warrants to purchase an aggregate of 443,624 shares of Series F Preferred Stock at an exercise price of $3.50 per share (the "Placement Agent Warrants"). The Placement Agent also was granted the right to co-manage any future initial public offering for the Company's Common Stock.

      In October 1995, as an inducement for holders of its Series F Preferred Stock warrants to exercise their warrants, the Company offered one new 5-year warrant to purchase Common Stock with an exercise price of $3.40 per share for each 10 Series F Preferred Stock warrants exercised. Among the warrant holders accepting this offer, Clearwater Ventures exercised warrants to purchase 161,618 shares of Series F Preferred Stock for total proceeds of $549,501 and was issued new warrants to purchase an aggregate of 16,161 shares of Common Stock.

  In May 1996, a similar offer was extended to the holders of the Placement Agent Warrants, which had by then been distributed to various employees and affiliates of the Placement Agent. Three holders of the Placement Agent exercised Placement Agent Warrants for 43,395, 69,770 and 16,761 shares of Series F Preferred Stock for total proceeds of $454,741 and also received warrants to purchase 4,339, 6,977 and 1,671 shares of Common Stock, respectively. In connection with this offer, the Placement Agent relinquished its right to manage the Company's initial public offering and the warrant holders who exercised their Placement Agent warrants were granted certain registration rights with respect to the underlying shares.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND RELATED MATTERS

      The Company's Articles of Incorporation limit, to the maximum extent permitted by Section 78.751 of Nevada General Corporation Law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Nevada General Corporation Law). The Articles of Incorporation provide further that the Company shall indemnify to the fullest extent permitted by Nevada General Corporation Law any person made a party to an action or proceeding by reason of the fact such person was a director, officer, employee or agent of the Company. Subject to the Company's Articles of Incorporation, the Bylaws provide that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company except where such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

      At the present time, there is no pending material litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened material litigation or proceeding which may result in a claim for such indemnification.

                       PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 10, 1997, (i) by each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) by each of the Named Executive Officers, (iii) by each director of the Company, (iv) by all directors and executive officers of the Company as a group, and (v) by each Selling Stockholder. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

                                                                    SHARES BENEFICIALLY
                                                                            OWNED            NUMBER OF
                                                                    PRIOR TO OFFERING(1)       SHARES
                    NAME AND ADDRESS OF                           ------------------------     BEING
    DIRECTORS, NAMED EXECUTIVE OFFICERS AND 5% STOCKHOLDERS          NUMBER       PERCENT     OFFERED
---------------------------------------------------------------   ------------   ---------  -----------
Entities affiliated with InterVen II Partners, L.P.............      772,317        5.6%          --
  2401 Pine Avenue
  Manhattan Beach, CA 90266
Robert P. Akins(3).............................................      283,150        2.0%          --
William A. Angus, III(4).......................................       43,750          *           --
Richard Sanstrom(5)............................................      273,150        2.0%          --
G. Scott Scholler(6)...........................................       29,999          *           --
Kurt J. Lightfoot(7)...........................................       46,000          *           --
Richard Abraham(8).............................................       33,700          *           --
Kenneth M. Deemer(9)...........................................      780,317        5.6%          --
Peter Simone(10)...............................................       13,125          *           --
F. Duwaine Townsen(11).........................................      408,550        3.0%          --
All directors and executive officers as a group
   (14 persons)................................................    1,941,490       13.8%          --
SELLING STOCKHOLDERS:
Stephen Gladstone..............................................       76,747          *       76,747
Steven Goldman ................................................       47,734          *       47,734
Richard Sharp .................................................       18,437          *       18,437

------------------

 *  Less than 1%
(1) Applicable percentage of ownership is based on 13,810,072 shares of Common Stock outstanding as of March 10, 1997 together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

(2) Includes 769,064 shares held by InterVen II, L.P. and 3,253 shares held by InterVen Ventures 1987. InterVen II Partners, L.P. is the general partner of InterVen II, L.P. InterVen II Partners, L.P., has five general partners:
    Kenneth M. Deemer, David B. Jones, Jonathan E. Funk, Wayne B. Kingsley and Keith P. Larson. These five individuals share voting and investment power over the shares held by InterVen II, L.P. and InterVen 1987. Mr. Deemer disclaims beneficial ownership except to the extent of his proportionate partnership interest. (3)Includes 86,150 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 10, 1997.

(4) Includes 33,750 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 10, 1997.

(5) Includes 35,650 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 10, 1997.

(6) Includes 29,999 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 10, 1997.

(7 Includes 45,000 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 10, 1997.

(8) Includes 6,177 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 10, 1997.

(9) Includes 8,000 shares held of record by InterVen Partners, Inc. Retirement Plan, FBO Kenneth M. Deemer, over which Mr. Deemer exerts both voting and investment power. Also includes 769,064 shares held by InterVen II, L.P. and 3,253 shares held by InterVen Ventures 1987. Mr. Deemer is a general partner of InterVen II Partners, L.P., which is the general partner of InterVen II, L.P. Mr. Deemer is also a general partner of InterVen Ventures 1987. Mr. Deemer disclaims beneficial ownership of the shares held by InterVen II, L.P. and InterVen Ventures 1987, except to the extent of his proportionate partnership interest.

(10) Includes 13,125 share issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 10, 1997.

(11) Includes 408,550 shares held by Ventana Growth Fund II, L.P., of which Mr. Townsen is a managing general partner.

                          DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

      The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON STOCK

      The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

      Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult . Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. Upon the completion of this offering, there will be no shares of Preferred Stock outstanding. The Company has no plans to issue any of the Preferred Stock. See "Risk Factors--Anti-takeover Effect of Charter and Bylaw Provisions; Availability of Preferred Stock for Issuance."

NEVADA BUSINESS COMBINATIONS STATUTE

      The Company is subject to the provisions of Sections 78.411 through 78.444 of the General Corporation Law of Nevada. In general, this statute prohibits a publicly-held Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, directly or indirectly, owns (or within the prior three years did own) 10% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for the Common Stock is Chase Mellon Shareholder Services.

                              PLAN OF DISTRIBUTION

      The Company has been advised by the Selling Stockholders that they may sell all or a portion of the shares offered hereby from time to time in the over-the-counter market and that sales will be made at prices prevailing at the times of such sales. In addition, the Selling Stockholders may participate in transactions in put or call options or other rights (whether exchange-listed or otherwise). The Selling Stockholders may also make private sales directly or through a broker or brokers, who may act as agent or as principal. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive no part of the proceeds of sales made hereunder.

      Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

      The Company has advised the Selling Stockholders that the anti-manipulative rules of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may apply to their sales in the market, has furnished each Selling Stockholder with a copy of these Rules and has informed them of the need for delivery of copies of this Prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

      Upon notification by a Selling Stockholder to the Company that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which such shares were sold by the Selling Stockholder, the commissions paid or discounts or concessions allowed by the Selling Stockholder to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus.

      Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

      There can be no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder.

                                  LEGAL MATTERS

      The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of December 31, 1996, two members of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, and investment partnerships principally comprised of members of that firm, beneficially owned not more than 23,000 shares of the Company's Common Stock.


                                     EXPERTS

      The consolidated financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change during 1994 in the Company's method of accounting for the accretion on the Company's Redeemable Convertible Preferred Stock) appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1, including amendments thereto, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS


                                                                        Page
                                                                        ----
Independent Auditors' Report.......................................     F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 ......     F-3
Consolidated Statements of Operations for the years ended
   December 31, 1994, 1995 and 1996................................     F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the
   years ended December 31, 1994, 1995 and 1996....................     F-5
Consolidated Statements of Cash Flows for the years ended
   December 31, 1994, 1995 and 1996................................     F-6
Notes to Consolidated Financial Statements.........................     F-8

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Cymer, Inc.:


We have audited the accompanying consolidated balance sheets of Cymer, Inc. (successor to Cymer Laser Technologies) and its subsidiary (collectively the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As disclosed in Note 6 to the consolidated financial statements, during 1994 the Company changed its method of accounting for the accretion of the 8% per annum redemption provision on the Company's Redeemable Convertible Preferred Stock.



DELOITTE & TOUCHE LLP
San Diego, California
January 29, 1997

CYMER, INC.
CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

-----------------------------------------------------------------------------------------------------------
                                                                                      DECEMBER 31,
                                                                                ------------------------
                                                                                   1995           1996
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                     $  2,015        $ 55,405
  Short-term investments                                                                          10,449
  Accounts receivable - net                                                        4,832          18,833
  Foreign exchange contracts receivable                                                            9,317
  Inventories                                                                      5,315          15,678
  Deferred income taxes                                                                            1,432
  Prepaid expenses and other                                                         306           1,880
                                                                                --------        --------
      Total current assets                                                        12,468         112,994
PROPERTY - net                                                                     3,053          11,707
OTHER ASSETS                                                                          98           4,766
                                                                                --------        --------
TOTAL ASSETS                                                                    $ 15,619        $129,467
                                                                                ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Revolving loan and security agreements                                        $  2,786        $  1,750
  Advances against commercial drafts                                               1,305
  Accounts payable                                                                 2,369           7,095
  Accrued and other liabilities                                                    2,163           8,401
  Foreign exchange contracts payable                                                               8,396
  Income taxes payable                                                                             2,609
                                                                                --------        --------
      Total current liabilities                                                    8,623          28,251
                                                                                --------        --------
OTHER LIABILITIES                                                                    417           2,396
                                                                                --------        --------
COMMITMENTS AND CONTINGENCIES (Note 9)
REDEEMABLE CONVERTIBLE PREFERRED STOCK - authorized
  9,834,880 shares; $.01 stated par value; issued and outstanding 6,496,000
  shares (liquidation preference - $28,409,000) at December 31, 1995              28,409
                                                                                --------

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock - authorized 5,000,000 shares; $.001 par value, no shares issued or outstanding
  Common stock - authorized 25,000,000 shares; $.001 par value,
    issued and outstanding 13,780,000 shares at December 31, 1996                                     14
  Common stock - authorized 15,000,000 shares; $.01 stated par
    value, issued and outstanding 1,160,000 shares at December 31, 1995               12
  Paid-in capital                                                                    195         106,672
  Accumulated deficit                                                            (21,832)         (7,421)
  Cumulative translation adjustment                                                 (205)           (445)
                                                                                --------        --------
      Total stockholders' equity (deficit)                                       (21,830)         98,820
                                                                                --------        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                            $ 15,619        $129,467
                                                                                ========        ========

See Notes to Consolidated Financial Statements.

CYMER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

-----------------------------------------------------------------------------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                  1994           1995            1996
REVENUES:
  Product sales                                                 $ 7,705         $15,576         $62,510
  Other                                                           1,216           3,244           2,485
                                                                -------         -------         -------
      Total revenues                                              8,921          18,820          64,995
                                                                -------         -------         -------
COSTS AND EXPENSES:
  Cost of product sales                                           4,797           8,786          35,583
  Research and development                                        3,283           6,154          11,742
  Sales and marketing                                             1,780           2,353           5,516
  General and administrative                                        849           1,181           4,270
                                                                -------         -------         -------
      Total costs and expenses                                   10,709          18,474          57,111
                                                                -------         -------         -------
OPERATING INCOME (LOSS)                                          (1,788)            346           7,884
                                                                -------         -------         -------
OTHER INCOME (EXPENSE):
  Foreign currency exchange gain - net                               65              10             161
  Interest and other income                                          17              32             347
  Interest and other expense                                       (281)           (283)           (691)
                                                                -------         -------         -------
      Total other income (expense) - net                           (199)           (241)           (183)
                                                                -------         -------         -------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                  (1,987)            105           7,701
PROVISION FOR INCOME TAXES                                           58              36           1,191
                                                                -------         -------         -------
NET INCOME (LOSS)                                               $(2,045)        $    69         $ 6,510
                                                                =======         =======         =======
EARNINGS PER SHARE:
  Primary:
    Earnings per share                                                                            $0.58
                                                                                                =======
    Weighted average common and common equivalent shares                                         11,210
                                                                                                =======
  Fully Diluted:
    Earnings per share                                                                            $0.56
                                                                                                =======
    Weighted average common and common equivalent shares                                         11,566
                                                                                                =======

See Notes to Consolidated Financial Statements.

CYMER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DEFICIT)
(IN THOUSANDS)

                                                        COMMON STOCK                                                   STOCKHOLDERS'
                                                      ----------------      PAID-IN     ACCUMULATED     TRANSLATION       EQUITY
                                                      SHARES    AMOUNT      CAPITAL       DEFICIT       ADJUSTMENT       (DEFICIT)
BALANCE, JANUARY 1, 1994                                 1,063       $11      $   149     $(11,956)          $(32)        $(11,828)
  Exercise of common stock options                          28                     15                                           15
  Net loss                                                                                  (2,045)                         (2,045)
  Accretion of redemption - preferred stock                                                 (5,897)                         (5,897)
  Cumulative translation adjustment                                                                             3                3
                                                        ------     -----     --------     --------        -------        ---------
BALANCE, DECEMBER 31, 1994                               1,091        11          164      (19,898)           (29)         (19,752)
  Exercise of common stock options                          69         1           31                                           32
  Net income                                                                                    69                              69
  Accretion of redemption - preferred stock                                                 (2,003)                         (2,003)
  Cumulative translation adjustment                                                                          (176)            (176)
                                                        ------     -----     --------     --------        -------        ---------
BALANCE, DECEMBER 31, 1995                               1,160        12          195      (21,832)          (205)         (21,830)

  Change in par value due to reincorporation                         (10)          10
  Exercise of common stock options                         127                     93                                           93
  Issuance of common stock under consulting
    agreement                                               10                    100                                          100
  Initial public offering of common stock,
    net of issuance costs                                3,509         3       29,737                                       29,740
  Conversion of preferred stock and warrants to
    common stock                                         7,704         8       26,550                                       26,558
  Secondary public offering of common stock,
    net of issuance costs                                1,270         1       49,987                                       49,988
  Net income                                                                                 6,510                           6,510
  Reversal of accretion of redemption upon
    conversion of preferred stock                                                            7,901                           7,901
  Cumulative translation adjustment                                                                          (240)            (240)
                                                        ------     -----     --------     --------        -------        ---------

BALANCE, DECEMBER 31, 1996                              13,780       $14     $106,672      $(7,421)         $(445)         $98,820
                                                        ======     =====     ========     ========        =======        =========

See Notes to Consolidated Financial Statements.

CYMER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
--------------------------------------------------------------------------------

                                                   YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 1994       1995         1996
                                               -------     ------      -------
OPERATING ACTIVITIES:
  Net income (loss)                            $(2,045)    $   69      $ 6,510
  Adjustments to reconcile net income
    (loss) to net cash used for operating
    activities:
      Depreciation and amortization                677        820        2,284
      Loss on disposal of property                                         223
      Change in assets and liabilities:
        Accounts receivable                       (207)    (2,574)     (15,436)
        Foreign exchange contracts receivable                           (9,317)
        Inventories                             (1,205)    (2,813)     (10,512)
        Deferred income taxes                                           (1,432)
        Prepaid expenses and other assets         (233)        99       (4,919)
        Accounts payable                           424      1,404        5,501
        Foreign exchange contracts payable                               8,396
        Accrued and other liabilities              407        379        8,769
        Income taxes payable                                             2,609
        Other                                      (17)       502         (674)
                                               -------     ------      -------
          Net cash used for operating
            activities                          (2,199)    (2,114)      (7,998)
                                               -------     ------      -------

INVESTING ACTIVITIES:
  Acquisition of property                         (640)    (2,653)     (11,090)
  Disposal of property                              91        226           16
  Purchases of investments                                             (13,715)
  Sales of investments                                                   1,900
                                               -------     ------      -------
          Net cash used for investing
            activities                            (549)    (2,427)     (22,889)
                                               -------     ------      -------

FINANCING ACTIVITIES:
  Net (payments) borrowings under revolving
    loan and security agreements                   (42)     1,240       (1,036)
  Proceeds from issuance of redeemable
    convertible preferred stock                    404      3,407        6,050
  Proceeds from issuance of common stock            15         32       79,935
  Net advances against (discounting of)
    commercial drafts                              945       (390)      (1,240)
  Payments on capital lease obligations                       (27)        (159)
  Net proceeds from issuance of subordinated
    promissory notes                             3,150
                                               -------     ------      -------
        Net cash provided by financing
          activities                             4,472      4,262       83,550
                                               -------     ------      -------
  EFFECT OF EXCHANGE RATE CHANGES
    ON CASH AND CASH EQUIVALENTS                  (113)       (32)         727
                                               -------     ------      -------

                                                                    (continued)


                                                                       Year Ended December 31,
                                                                ---------------------------------------
                                                                 1994            1995            1996
NET INCREASE (DECREASE) IN CASH AND
    EQUIVALENTS                                                  1,611            (311)          53,390
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     715           2,326            2,015
                                                                ------          ------          -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $2,326          $2,015          $55,405
                                                                ======          ======          =======
SUPPLEMENTAL DSCLOSURE OF CASH FLOW INFORMATION:
    Interest paid                                                 $162            $219            $467
                                                                ======          ======          =======
    Income taxes paid                                              $58             $36              $14
                                                                ======          ======          =======
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
    AND FINANCING ACTIVITIES:
    Conversion of Redeemable Convertible
        Preferred Stock to common stock upon
        initial public offering                                                                 $26,558
                                                                                                =======
    Capital lease obligations incurred for furniture
        and equipment                                                             $100             $573
                                                                                ======          =======
    Net book value of property transferred to
        inventory for resale                                       $39            $177
                                                                ======          ======
    Conversion of subordinated promissory notes and
        related interest payable to Redeemable
        Convertible Preferred Stock                                             $3,755
                                                                                ======

See Notes to Consolidated Financial Statements.
                                                                   (concluded)

CYMER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF OPERATIONS - Cymer, Inc. (successor to Cymer Laser Technologies) and its subsidiary (collectively the "Company") is engaged primarily in the development, manufacturing and marketing of excimer lasers for sale to manufacturers of photolithography tools in the semiconductor equipment industry. The Company sells its product to customers primarily in Japan, the Netherlands and the United States.

        REINCORPORATION AND RECAPITALIZATION - The Company's Board of Directors and stockholders approved a reincorporation into the State of Nevada that became effective on August 21, 1996. In connection with the reincorporation, the Company increased its authorized common stock to 25,000,000 shares. The Board of Directors and stockholders also approved the creation of a new class of 5,000,000 shares of undesignated preferred stock which was authorized on the closing of the Company's initial public offering.

        The Company completed its initial public offering of 3,509,000 shares of common stock on September 18, 1996, resulting in net proceeds to the Company of approximately $29.7 million. In connection with the offering, all outstanding Redeemable Convertible Preferred Stock and related outstanding warrants, were converted into 7,704,000 shares of common stock (see Note 6). On December 12, 1996, the Company completed a secondary public offering of 1,270,000 shares of common stock, resulting in net proceeds to the Company of approximately $50 million.

        PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Cymer, Inc. and its wholly-owned subsidiary, Cymer Japan, Inc. The Company sells its excimer lasers in Japan primarily through Cymer Japan, Inc. All significant intercompany balances have been eliminated in consolidation.

        ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

        CASH EQUIVALENTS - Cash equivalents consist of money market instruments, commercial paper and other highly liquid investments purchased with an original maturity of three months or less.

        INVESTMENTS - The Company's investments are composed primarily of government and corporate fixed income securities. While it is the Company's general intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. Therefore, the Company's investments are classified as available-for-sale and are carried at fair value. Gains and losses on these investments were not material in 1996. See Note 3.

        INVENTORIES - Inventories are carried at the lower of cost (first-in, first-out) or market.

        PROPERTY - Property is stated at cost. Depreciation is provided using the straight-line or declining balance methods over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized, using the straight-line method, over the shorter of the life of the improvement or the remaining lease term. Lasers built for internal use are capitalized and depreciated using the straight-line method over three years.

IMPAIRMENT OF LONG-LIVED ASSETS - Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FAS 121 requires that long-lived assets be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under the provisions of FAS 121, impairment losses are recognized when expected future cash flows are less than the assets' carrying value. In 1996, the Company recorded expense related to impairment losses totaling $223,000.

REVENUE RECOGNITION - Revenue from product sales is generally recognized at the time of shipment unless customer agreements contain inspection or other conditions, in which case revenue is recognized at the time such conditions are satisfied. Product sales include sales of lasers, replacement parts, and product service contracts. Other revenue primarily represents revenue earned from funded development activities and license fees. Such revenue is recognized on a basis consistent with the performance requirement of the agreements. Payments received in advance of performance are recorded as deferred revenue. Long-term contracts are accounted for on the percentage-of-completion method based upon the relationship of costs incurred to total estimated costs, after giving effect to estimates of costs to complete.

Research and development revenues totaled $1,216,000, $3,244,000 and $2,485,000 for the years ended December 31, 1994, 1995, and 1996 respectively.

WARRANTY EXPENSE - The Company generally warrants its products against defects for the earlier to occur of 17 months from the date of shipment or 12 months after acceptance by the end-user. The Company accrues a provision for warranty expense for all products sold. The amount of the provision is based on actual historical expenses incurred and estimated probable future expenses related to current sales. Warranty costs incurred are charged against the provision.

STOCK-BASED COMPENSATION - Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation." FAS 123 encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 7.

FOREIGN CURRENCY TRANSLATION - Gains and losses resulting from foreign currency translation are accumulated as a separate component of consolidated stockholders' equity (deficit). Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

FOREIGN EXCHANGE CONTRACTS - The Company enters into foreign currency exchange contracts in order to reduce the impact of currency fluctuations related to purchases of the Company's inventories by Cymer Japan, Inc. for resale under firm third-party sales commitments. Net gains or losses are recorded on the date the inventories are received by Cymer Japan, Inc. (the transaction date) and are included in cost of product sales in the consolidated statements of operations as the related sale is consummated. Amounts due from/to the bank on contracts not settled as of the transaction date are recorded as foreign contracts receivable/payable in the consolidated balance sheets.

The Company recognized net gains from the above foreign currency exchange contracts of $496,000 and $1,920,000 for the years ended December 31, 1995 and 1996, respectively. The net gain of $496,000 for the year ended December 31, 1995 was classified as other income in the 1995 annual report and was reclassified to cost of product sales for consistency with the 1996 presentation. The face amount of the underlying contracts was $4,048,000 and $16,123,000, at December 31, 1995 and 1996, respectively. The Company also had forward foreign exchange contracts at December 31, 1996 to buy $43.2 million for 4.7 billion yen under foreign currency exchange facilities with banks in Japan (see Note 4). The total unrecorded deferred gain and premium on these contracts as of December 31, 1996 was $1,814,000. Such contracts expire on various dates through September 1997.

CONCENTRATION OF CREDIT RISK - The Company invests its excess cash in an effort to preserve capital, provide liquidity, maintain diversification and generate returns relative to the Company's corporate investment policy and prevailing market conditions. The Company has not experienced any losses on its cash accounts. The Company has a small number of significant customers and maintains a reserve for potential credit losses and such losses, to date, have been minimal (see "Major Customers and Related Parties").

MAJOR CUSTOMERS AND RELATED PARTIES - Revenues from major customers are detailed as follows:


                               Year ended December 31,
                        ------------------------------------
Customer                1994            1995            1996
                                   (in thousands)

A                     $2,134          $5,035          $20,123
B                                      3,557           19,134
C                      1,472           3,395           12,586
D                                                       6,555
E                      1,320           1,954
F                      1,231



Receivables from these customers totaled $2,576,000 and $16,183,000 at December 31, 1995 and 1996, respectively.

Revenues from Japanese customers, generated primarily by the Company's subsidiary, accounted for 33%, 50% and 61% of revenues for the years ended December 31, 1994, 1995, and 1996, respectively. Revenues from a customer in the Netherlands accounted for 17%, 18% and 19% of revenues for the years ended December 31, 1994, 1995, and 1996, respectively.

Revenues from stockholders totaled $2,917,000, $9,085,000 and $52,114,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

EARNINGS PER SHARE - Primary earnings per share is computed based on the weighted average number of common and common equivalent shares (common stock options and warrants) outstanding during each period using the treasury stock method. Fully diluted earnings per share reflect the maximum dilution of per share earnings utilizing the end of the year market price per share under the treasury stock method. All shares of common stock and common stock equivalents issued within twelve months of an initial public offering at a price per share less than the estimated offering price are considered to be outstanding for all periods presented in the same manner as a stock split. Accordingly, all shares of common stock and common stock equivalents issued in 1996 prior to the Company's initial public offering at a price per share below the initial public offering price are considered to be outstanding for all of 1996. Earnings (loss) per share information is not presented for 1994 and 1995 as such presentation prior to the Company's initial public offering would not be meaningful.


        RECLASSIFICATIONS - Certain amounts in the prior years' financial statements have been reclassified to conform to current period presentation.

2.      BALANCE SHEET DETAILS

                                                           DECEMBER 31,
                                                       --------------------
                                                        1995         1996
                                                       -------     --------
                                                          (in thousands)
        ACCOUNTS RECEIVABLE:
          Trade                                        $ 3,412     $ 19,072
          Other                                          1,420          466
                                                       -------     --------
                                                         4,832       19,538
          Less allowance for doubtful accounts                         (705)
                                                       -------     --------
        Total                                          $ 4,832     $ 18,833
                                                       =======     ========

        INVENTORIES:
          Raw materials                                $ 2,114     $  6,243
          Work-in-progress                               2,232        6,680
          Finished goods                                   969        2,755
                                                       -------     --------
        Total                                          $ 5,315     $ 15,678
                                                       =======     ========

        PROPERTY - at cost:
          Furniture and equipment                      $ 4,113     $ 10,888
          Capitalized lasers                             1,788        3,474
          Leasehold improvements                           245        1,713
          Construction in process                          587        1,229
                                                       -------     --------
                                                         6,733       17,304
          Less accumulated depreciation and
            amortization                                (3,680)      (5,597)
                                                       -------     --------

        Total                                          $ 3,053     $ 11,707
                                                       =======     ========

3.      INVESTMENTS

          Investments consist of the following as of December 31, 1996
            (in thousands):

        Short term:
          Weekly Municipal Floater                                 $ 4,602
          Municipal Bonds                                            3,706
          Floating Rate Bonds                                          950
          Commercial Paper                                             591
          Medium-Term Notes                                            300
          U.S. Government Agencies                                     300
                                                                   -------
             Total                                                 $10,449
                                                                   =======

          Long-term:
            Municipal Bonds                                        $ 1,061
            Medium-Term Notes                                          300
                                                                   -------

             Total                                                 $ 1,361
                                                                   =======

        Investments are recorded at fair value, which approximated cost as of December 31, 1996. Short-term investments mature within one year and long-term investments mature in one year to 17 months. Long-term investments are included with other long-term assets on the consolidated balance sheet. See also "Investments" in Note 1.

4.      CREDIT FACILITIES

        REVOLVING LOAN FACILITY - The Company had a revolving loan facility ("Loan Facility") providing for borrowings of up to $1,000,000 and guaranteed by a preferred stockholder of the Company (see Note 10). Interest was payable quarterly, and the balance was due on the earlier of March 31, 1997 or the completion of the Company's initial public offering. The $1,000,000 balance owed plus accrued interest due against the Loan Facility was paid upon completion of the Company's initial public offering in September 1996.

        LOAN AND SECURITY AGREEMENT - The Loan and Security Agreement (the "Agreement") provides for three revolving loan facilities and a loan with a bank to provide for combined borrowings of up to a maximum of $11,000,000 with interest on outstanding borrowings ranging from prime to prime plus 0.25% (8.25% and 8.50%, respectively, at December 31, 1996). Borrowings under the Agreement are secured by substantially all of the Company's assets. The Agreement provides for the following: (i) a $2,000,000 bank loan which is secured by the Company's assets, bears interest at a rate of prime plus .25% per annum, is payable in equal quarterly installments which begin December 31, 1996 through September 30, 1998, (ii) a $1,000,000 revolving bank line of credit which is also secured by the Company's assets, bears interest at a rate of prime per annum, is due March 5, 1997 and (iii) $8,000,000 under lines of credit secured by the Company's foreign receivables and inventory and guaranteed by the U.S. Export-Import Bank, which bear interest at prime rate per annum, and are due March 5, 1997 (as to $3,000,000) and June 27, 1997 (as to $5,000,000). There was $1,750,000 outstanding under the Agreement at December 31, 1996.

        The Agreement requires the Company to maintain compliance with certain financial statement and other covenants including, among other items, limitation on additional debt, total liabilities to tangible net worth and minimum tangible net worth. As of December 31, 1996, the Company was in compliance with all such covenants.

        In connection with the original Agreement, the Company issued the bank a five-year warrant to purchase 15,000 shares of the Company's Series D Redeemable Convertible Preferred Stock at $8.50 per share. In February 1995, warrants to purchase 16,000 shares of the Company's Series E Redeemable Convertible Preferred Stock at $4.00 per share were exchanged for the 15,000 Series D warrants (see Note 6).

        ADVANCES AGAINST COMMERCIAL DRAFT - Advances against commercial drafts represent funds advanced by a bank in Japan, without recourse, in connection with the discounting of certain commercial drafts received from customers as payment for the purchase of merchandise. The advances against commercial drafts are for a maximum of 2.1 billion yen (approximately $18,125,000 at December 31, 1996), are discounted at the bill discount rate plus 0.5% (1.875% at December 31, 1996) and generally mature within 120 days. The Company has deposited $459,000 with the bank under lien to the bank as security under the agreement.

        FOREIGN EXCHANGE FACILITIES - The Company has foreign exchange facilities with banks in Japan and a bank in the United States. The first facility with a bank in Japan provides up to $43.2 million to be utilized for forward contracts for periods of up to one year. As of December 31, 1996, $18.7 million was being utilized under the foreign exchange facility (see "Foreign Exchange Contracts" in Note 1). The Company has guaranteed approximately $1.7 million as security under this agreement.

        The second foreign exchange facility with another bank in Japan provides up to $32.4 million to be utilized for forward contracts for periods of up to eight months. As of December 31, 1996, $24.5 million was being utilized under the foreign exchange facility (see "Foreign Exchange Contracts" in Note 1). The facility is part of the agreement providing advances against commercial drafts and is subject to the same security.

        The foreign exchange facility with the United States bank provides up to $3.5 million to be utilized for spot and future foreign exchange contracts. The total gross amount to be settled within 2 business days is not to exceed $1 million (settlement limit) at any one time. The settlement limit may be increased against the revolving credit line availability for advance payment arranged prior to delivery of the foreign currency overseas. There were no foreign exchange contracts outstanding under this agreement at December 31, 1996. This facility is part of the Loan and Security Agreement discussed above and is subject to the same security and covenants.

5.      CONVERSION OF SUBORDINATED PROMISSORY NOTES - STOCKHOLDERS

        During 1995, principal totaling $3,622,000 plus accrued interest of $133,000 relating to loans obtained from certain stockholders in 1994 were converted into 1,073,000 fully-paid and non-assessable shares of Series F Redeemable Convertible Preferred Stock of the Company at $3.50 per share. In connection with the original loan, the Company also issued warrants to purchase shares of Series F Redeemable Convertible Preferred Stock (see Note 6).

6.      REDEEMABLE CONVERTIBLE PREFERRED STOCK

        Upon the Company's initial public offering in September 1996, all Redeemable Convertible Preferred Stock (approximately 7.7 million shares) and Redeemable Convertible Preferred Stock warrants (to purchase 283,000 shares of such stock) were automatically converted into the Company's common stock or warrants to purchase common stock. The conversion of the preferred stock and warrants to common was on a 1 for 1 basis, except for the Series E preferred stock and warrants, which were converted on an approximate 1.5 to 1 basis. Upon conversion of the preferred stock and warrants, all preferred stock dividends and other rights previously assigned ceased.

        In 1994, the Company changed its method of accounting for the 8% per annum accretion of the redemption price for the Company's Redeemable Convertible Preferred Stock. Prior to 1994, the Company did not record the accretion, as it was not probable that funds would be available for redemption. However, in 1994, the Company's prospects improved, justifying the change in method in accounting for the accretion. The impact of the change was to increase the balance of Redeemable Convertible Preferred Stock by $5,897,000 with a respective increase in the accumulated deficit in stockholders' deficit as of December 31, 1994. Upon the September 1996 conversion discussed above, the cumulative accretion of $7,901,000 was recorded as a reduction of the accumulated deficit.

7.      STOCKHOLDERS' EQUITY (DEFICIT)

        PREFERRED STOCK - Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock.

        COMMON STOCK WARRANTS - At December 31, 1996, the Company had warrants outstanding to purchase 323,000 shares of its common stock at a weighted average purchase price of $3.42 per share. The warrants expire in 2000 and 2001.

        STOCK OPTION AND PURCHASE PLANS - The Company has four plans that are described in the following as:

                                                           COMMON SHARES
                                                           DESIGNATED FOR
                                                             ISSUANCE
        (i)     1987 Stock Plan                              1,500,000
        (ii)    1996 Stock Option Plan                       1,500,000
        (iii)   1996 Employee Stock Purchase Plan              250,000
        (iv)    1996 Director Option Plan                      100,000
                                                             ---------
                Total                                        3,350,000
                                                             ---------

            (i) 1987 Stock Plan (the "1987 Plan") - The 1987 Plan provides that incentive and nonstatutory options to purchase shares of common stock may be granted to employees and consultants at prices that are not less than 100% (85% for nonstatutory options) of the fair market value of the Company's common stock on the date the options are granted. The 1987 Plan also provides for various restrictions regarding option terms, prices, transferability and other matters. Options issued under the 1987 Plan expire five to ten years after the options are granted and generally become exercisable ratably over a four-year period following the date of grant.

            (ii) 1996 Stock Option Plan (the "1996 Stock Plan") - The 1996 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue

Code of 1986, as amended (the "Code"), and nonqualified stock options to employees, directors and consultants of the Company. Incentive stock options may be granted only to employees. The 1996 Stock Plan is administered by the Board of Directors or by a committee appointed by the Board of Directors, which determines the terms of options granted, including the exercise price and the number of shares subject to the option. The exercise price of incentive stock options granted under the 1996 Stock Plan must be at least equal to the fair market value of the Company's common stock on the date of grant and the exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of the Company's common stock on the date of grant. The maximum term of options granted under the 1996 Stock Plan is ten years.

(iii) 1996 Employee Stock Purchase Plan (the "Purchase Plan") - The Purchase Plan is intended to qualify under Section 423 of the Code. Under the Purchase Plan, an eligible employee may purchase shares of common stock from the Company through payroll deductions of up to 10% of his or her base compensation (excluding bonuses, overtime and sales commissions), at a price per share equal to 85% of the lower of (i) the fair market value of the Company's common stock as of the first day of each offering period under the Purchase Plan or (ii) the fair market value of the common stock at the end of the offering period. Each six-month offering period will commence the first day on which the national stock exchanges and the Nasdaq National Market are open for trading on or after May 1 and November 1 of each year, except that the first offering period began on the date of the Company's initial public offering and will end on April 30, 1997. In the event of a merger or asset sale, the offering period then in progress will be shortened so that each participant's options will be exercised before the date of the merger or sale. Any employee who is customarily employed for at least 20 hours per week and more than five months per calendar year and who has been so employed for at least three consecutive months on or before the commencement date of an offering period is eligible to participate in the Purchase Plan.

(iv) 1996 Director Option Plan (the "Director Option Plan") - The Director Option Plan went into effect upon the completion of the Company's initial public offering. Each director who is elected or appointed to the Board of Directors subsequent to the adoption of the Director Option Plan and who is not an employee of the Company automatically receives a nonstatutory option to purchase 10,000 shares of common stock of the Company on the date such person becomes a director. In addition, each non-employee director shall receive an option to acquire 2,500 shares of the Company's common stock upon such director's reelection at each Annual Meeting of Stockholders, provided that on such date such director shall have served on the Board of Directors for at least six months. Each option granted under the Director Option Plan is exercisable at 100% of the fair market value of the Company's common stock on the date such option is granted. Of the options granted under the Director Option Plan, 6.25% vest three months after their dates of grant, with an additional 6.25% vesting at the end of each subsequent three month period. The Plan is in effect for a term of ten years unless sooner terminated by the Board. There were no options issued under the Plan in 1996.

Stock option transactions are summarized as follows (in thousands, except per share data):

                                                         Weighted Average
                                       Number of          Exercise Price
                                        Shares              Per Share

Outstanding, January 1, 1994              492                 $ 0.78
        Granted                            67                 $ 0.50
        Exercised                         (28)                $ 0.59
        Terminated                       (107)                $ 0.72
                                        =====

Outstanding, December 31, 1994            424                 $ 0.76
        Granted                           979                 $ 0.61
        Exercised                         (59)                $ 0.70
        Terminated                       (383)                $ 0.67
                                        =====

Outstanding, December 31, 1995            961                 $ 0.65
        Granted                           694                 $14.31
        Exercised                        (127)                $ 0.73
        Terminated                        (39)                $ 2.32
                                        =====

Outstanding, December 31, 1996          1,489                 $ 6.96
                                        =====

Exercisable, December 31, 1996            293                 $ 0.62
                                        =====

The Company applies APB 25 and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plan, as the options are granted at the fair market value of the Company's common stock. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under FAS 123, the Company's net income for the year ended December 31, 1995 would have been reduced by approximately $19,000 and the Company's net income and earnings per share for the year ended December 31, 1996 would have been reduced by approximately $218,000 or $.02 per share. The fair value of the options granted during 1995 is estimated as $599,000 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield or volatility rate, risk free interest rates of 5.57% to 7.54%, assumed forfeiture rate of 3% and an expected life of five years. The fair value of the options granted during 1996 is estimated as $9,700,000 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility rate of 107%, risk free interest rates of 5.33% to 6.68%, assumed forfeiture rate of 3% and an expected life of five years.

        The following table summarizes information as of December 31, 1996 concerning currently outstanding and exercisable options:

                                        OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                          ------------------------------------------------  ------------------------------
                                          Weighted Average    Weighted                        Weighted
            Range of          Number         Remaining         Average         Number          Average
        Exercise Prices    Outstanding    Contractual Life  Exercise Price   Exercisable    Exercise Price
                          (in thousands)      (years)                       (in thousands)
        $0.25 -  $3.00          801            3.30              $0.63          293             $0.62
        $4.00 -  $8.00          333            4.19              $5.32
                 $9.50          187            4.68              $9.50
                $22.75           30            4.79             $22.75
                $41.00          138            4.91             $41.00
                             ------                                            ----
                              1,489                                             293
                             ======                                            ====

        COMMON SHARES RESERVED - As of December 31, 1996, the Company had reserved the following number of shares of common stock for issuance (in thousands):

        Issuance under stock option and purchase plans          1,502
        Exercise of common stock purchase warrants                323
                                                                -----
        Total                                                   1,825
                                                                =====

8.      INCOME TAXES

        Income taxes in the statement of operations for years ended December 31, 1994 and 1995 primarily represent taxes paid in Japan for research and development revenues generated from agreements with Japanese companies (see Note 10).

        The components of the provision for income taxes are summarized as follows for the year ended December 31, 1996 (in thousands):

        Current income taxes:
          Federal                               $1,605
          Foreign                                1,004
                                                ------
        Total                                    2,609
                                                ------

        Deferred income taxes:
          Federal                                 (131)
          State                                    (12)
          Foreign                                 (352)
                                                ------
        Total                                     (495)
                                                ------
        Reduction in valuation allowance          (923)
                                                ------
        Provision for income taxes              $1,191
                                                ======

The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate (34%) to income before provision for income taxes. The items causing this difference for the period ended December 31, 1996 are as follows:

Provision at statutory rate                                      34.0%
Foreign provision in excess of Federal statutory rate             7.3
State income taxes, net of Federal benefit                       (1.6)
Foreign sales corporation taxes, net of Federal benefit          (4.4)
Federal tax credits                                              (2.5)
Miscellaneous/other items                                         3.2
Reduction in valuation allowance                                (20.5)
                                                                -----
Provision at effective rate                                      15.5%
                                                                =====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets are as follows:

                                                                  DECEMBER 31,
                                                        -------------------------------
                                                          1994        1995        1996
                                                                 (in thousands)
Tax credit carryforwards                                $ 1,241     $ 1,829     $ 2,126
Net operating loss carryforwards                          3,608       3,195
Capitalized research and development costs                  298         359         243
Reserves and accruals not currently deductible              254         339       3,290
Differences between book and tax basis of inventory
  and fixed assets                                          242         450         594
Unearned revenues                                           199         307         108
Deferred rent                                               141         159         175
State taxes                                                (351)       (427)        (65)
Deferred taxes - foreign                                                            352
Settlement costs                                                                   (103)
                                                        -------     -------     -------
Net deferred tax assets before valuation allowance        5,632       6,211       6,720
Valuation allowance                                      (5,632)     (6,211)     (5,288)
                                                        -------     -------     -------
Total                                                   $     -     $     -     $ 1,432
                                                        =======     =======     =======

The Company has Federal and state tax business credit carryforwards available to offset future tax liabilities of $1,833,000 and $293,000, respectively. Such Federal and state tax credit carryforwards expire at various dates beginning with the year 1997 and 2003, respectively.

The Company recorded a valuation allowance equal to the total net deferred tax asset balance at December 31, 1994 and 1995. The Company reduced its valuation allowance in 1996 by $923,000 to the extent management believes current year activity made realization of such benefit more likely than not.

9.   COMMITMENTS AND CONTINGENCIES

     LEASES - The Company leases its primary facilities under non-cancelable operating leases. The lease terms are through January 1, 2010 and provide for certain rent abatements and minimum annual increases and options to extend the term. The Company also leases certain other facilities and equipment under capital and short-term operating lease agreements. The capital leases expire on various dates through 2000.

     Under the terms of an operating lease for an office building entered into in December 1996, the Company has deposited approximately $2,224,000 in an escrow account in lieu of a security deposit for the premises. The majority of this amount is included with other long-term assets on the consolidated balance sheet.

     Rent expense under operating leases is recognized on a straight-line basis over the life of the related leases and totaled approximately $555,000, $736,000 and $1,052,000 for the years ended December 31, 1994, 1995, and
     1996, respectively.

     The net book value of assets under capital leases at December 31, 1995 and 1996 was approximately $85,000 and $528,000, net of accumulated amortization of approximately $16,000 and $145,000, respectively.

     Total future minimum lease commitments under operating and capital leases are as follows (in thousands):


     YEAR ENDING DECEMBER 31,                OPERATING       CAPITAL
     1997                                    $ 1,864         $181
     1998                                      2,388          154
     1999                                      2,443          148
     2000                                      2,502          100
     2001                                      2,560
     Thereafter                               23,418
                                             -------         ----
           Total                             $35,175          583
                                             =======
     Less amount representing interest                        116
                                                             ----
     Present value of minimum
        lease payments                                        467
     Less current portion                                     148
                                                             ----
     Long term obligations under
        capital leases                                       $319
                                                             ====

     PATENT LICENSE AGREEMENT - The Company has a patent license agreement for a non-exclusive worldwide license to certain patented laser technology. Under the terms of the agreement, the Company is required to pay royalties ranging from 0.25% to 5% of gross sales and leases as defined depending on the total amounts attained. Royalty fees totaled $30,000, $64,000 and $226,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

     EMPLOYEE SAVINGS PLAN - The Company has a 401(k) plan that allows participating employees to contribute a percentage of their salary, subject to annual limits. The Plan is available to substantially all full-time United States employees. The Company is not required to make contributions and through December 31, 1996, no contributions had been made.

        RETIREMENT PLAN - During the period ended December 31, 1996, Cymer Japan, Inc. adopted a retirement benefit plan for all Cymer Japan, Inc. employees and Japanese directors. The plan consists of a multi-employer retirement plan covering all employees and life insurance policies covering all employees and Japanese directors. The multi-employer retirement plan was established under the Small and Medium-Size Enterprise Retirement Benefits Cooperative Law. Total expense under the plan for the year ended December 31, 1996 amounted to $37,000.

        CONTINGENCY - On November 1, 1996, the Company entered into a settlement agreement for the dismissal of a patent infringement complaint filed against the Company in September, 1996. Under the terms of the settlement, the plaintiffs agreed to (i) release the Company from any claims they may have with respect to the disputed patent and (ii) dismiss the patent infringement action with prejudice. In return, the Company agreed to make annual payments to the plaintiffs over a 13 year period. Such annual payments and the related expense are not material to the Company's financial position, results of operations or cash flows.

        In addition, the Company's Japanese manufacturing partner has been notified that its manufacture of the Company's laser systems in Japan may infringe a Japanese patent held by another Japanese company. The Company has indemnified its Japanese manufacturing partner against patent infringement claims under certain circumstances. The Company believes, based upon the advice of counsel, that the Company's products do not infringe any valid claim of the asserted patent.

10.     RELATED PARTY TRANSACTIONS

        COLLABORATIVE ARRANGEMENT - The Company has a collaborative arrangement with a Japanese company that is also a stockholder of the Company. The arrangement, entered into in August 1992, includes a (i) stock purchase agreement, (ii) research and development agreement, (iii) product license agreement, and (iv) contract manufacturing agreement. The general provisions of these agreements are as follows:

                Stock Purchase Agreement - The stockholder purchased 235,295 shares of the Company's Series D Redeemable Convertible Preferred Stock at $8.50 per share with net proceeds to the Company of $1,909,000. Such stock was converted to common stock in 1996 (see Note 6).

                Research and Development Agreement - The stockholder will reimburse the Company 50% of the Company's total research and development expenses under annual sub-agreements, as defined, to a maximum of $500,000 per year. Reimbursements of $375,000 and $250,000 were received under the agreement for the years ended December 31, 1994 and 1995, respectively. The agreement expired in June 1995.

                Product License Agreement - The Company granted to the stockholder the exclusive right in Japan and the non-exclusive right outside Japan to manufacture and sell one of the Company's products and subsequent enhancements thereto. The Company also granted the stockholder the right of first refusal to license and fund the development of new technologies not developed with funding from other parties. In exchange for these rights, the Company received up-front license fees and is also entitled to royalties of 5% on related product sales through September 1999, after which the royalty rate is subject to renegotiation. The license agreement also provides that product sales between the Company and the stockholder will be


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
                at a 15% discount from the respective companies' list price. The agreement terminates in August 2012. There was no activity under this agreement in 1994, 1995 and 1996.

                Contract Manufacturing Agreement - The stockholder has agreed to manufacture for the Company another of its products. The Company will be required to purchase a specified percentage of its total annual product, as defined. The agreement expires in August 2001, and will automatically renew for two-year terms unless one year's notice is given by either party. The Company made $477,000 in purchases under this agreement in 1996. No purchases were made in 1994 and 1995.

        DESIGN AND DEVELOPMENT AGREEMENTS - During 1995, the Company entered into design and development agreements with certain of its major customers who are also stockholders. Such agreements generally provide, among other things, discounts to these customers on future sales of the related lasers. Revenues from such agreements are not a material component of 1995 or 1996 revenues.

        SERVICE AGREEMENT - The Company has a service agreement with another Japanese company who is also a stockholder of the Company. The general provisions of the service agreement are as follows:

                SALES AND MARKETING - The Japanese company is to assist the Company in establishing sales, marketing, manufacturing, and maintenance capabilities in exchange for consideration equal to a percentage of net sales of certain products in Japan. The agreement initially expired in March 1996 and automatically extends until the total consideration paid under the agreement aggregates $2,000,000. Under certain conditions, if the agreement is terminated, the Company may be required to pay liquidated damages equal to $2,000,000 less the aggregate of previous consideration plus other eligible consideration paid to the Japanese company as defined in the agreement. Consideration expensed under the agreement for the years ended December 31, 1994, 1995 and 1996, totaled $67,000, $211,000 and $1,284,000, respectively.

                BUSINESS STRATEGY - In addition, the Japanese company has agreed to assist the Company in establishing a business strategy for the Japanese market, evaluating third party contractors, preparing and negotiating the terms and conditions of a license proposal with third party contractors, and finding new investors. In exchange for such assistance, the Company agreed to pay the Japanese company a percentage of any (i) up-front license fees, (ii) royalties received on certain sales, and
                (iii) funding received from new investors. No payments were made under the agreement in 1994, 1995 and 1996.

                ROYALTIES - The Company has also agreed to pay the Japanese company additional royalties on net sales of certain products manufactured by the third party contractor as well as a fee for each laser chamber refurbished by the third party contractor. Such royalties are applicable only for the period subsequent to the expiration of the original agreement.

11.     GEOGRAPHIC INFORMATION

        Presented below is information regarding sales, income (loss) from operations, and identifiable assets, classified by operations located in the United States and Japan. The Company sells its excimer lasers in Japan through Cymer Japan, Inc. Intercompany sales to Cymer Japan, Inc. are primarily at 85% of the price of products sold to outside customers. All significant intercompany balances are eliminated in consolidation. The majority of consolidated costs and expenses are incurred in the Untied States and are reflected in the operating income (loss) from the United States operations.


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


                                        Year Ended December 31,
                                ----------------------------------------
                                  1994            1995            1996
                                             (In thousands)
Sales:
  United States                 $ 6,661         $11,303         $ 26,918
  Japan                           2,260           7,517           38,077
                                -------         -------         --------
        Total                   $ 8,921         $18,820         $ 64,995
                                =======         =======         ========
Operating income (loss):
  United States                 $(2,312)        $(3,425)        $(13,974)
  Japan                             524           3,275           21,858
                                -------         -------         --------
        Total                   $(1,788)        $  (150)        $  7,884
                                =======         =======         ========


                                              December 31,
                                ----------------------------------------
                                  1994            1995            1996
Identifiable assets:
  United States                 $ 6,414         $10,876         $105,902
  Japan                           2,758           4,743           23,565
                                -------         -------         --------
        Total                   $ 9,172         $15,619         $129,467
                                =======         =======         ========




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